Exhibit 99.86

Execution Copy

AGREEMENT TO SELL AND ACQUIRE REAL ESTATE

AND JOINT ESCROW INSTRUCTIONS

THIS AGREEMENT TO SELL AND ACQUIRE REAL ESTATE AND JOINT ESCROW INSTRUCTIONS (this “Agreement”) is made and entered into effective as of March 29, 2021 (“Effective Date”) by and between CEFF Camarillo Property, LLC, a Delaware limited liability company (“CEFF Camarillo Propco”), and CEFF Camarillo Holdings, LLC, a Delaware limited liability company (“CEFF Parent”, and together with CEFF Camarillo Propco, the “Seller”), and GH CAMARILLO LLC, a Delaware limited liability company (“Purchaser”), as the person designated by GLASS INVESTMENTS PROJECTS, INC., a Delaware corporation (“GIPI”), as the “Camarillo Buyer” contemplated by the California Option Agreement (as defined below).

RECITALS

A.           Seller owns that certain land located in the County of Ventura, State of California and more particularly described on Exhibit A attached hereto and incorporated herein (the “Land”, and together with fixtures, greenhouses and other structures and improvements located thereon (collectively, the “Improvements”) and appurtenances relating thereto, as more fully defined in Section 2.81 below, the “Real Property”).

B.            Pursuant to that certain Option Agreement (California Option Assets), dated December 28, 2018, by and between the Seller and GIPI (the “Original California Option Agreement”), as amended by (i) the First Amendment to Option Agreement (California Option Assets), dated March 23, 2020, by and between the Seller and GIPI (“First Amendment”) and (ii) the Second Amendment to Option Agreement (California Option Assets), dated February 20, 2021, by and between the Seller and GIPI (“Second Amendment”) (as amended by the First Amendment and Second Amendment and any other amendments entered into after the Second Amendment, collectively, the “California Option Agreement”), GIPI owns an option to purchase the California Option Assets (the “Option” and collectively with all rights, option and interests held by GIPI in, to and under the California Option Agreement including, without limitation, the Real Property and other components of the Property (as defined below) and all other California Option Assets (as defined in the California Option Agreement), the “Option Rights”).

C.            Before the Effective Date, GIPI exercised the Option via a letter bearing a date of February 20, 2021 and which was delivered to the Seller pursuant to Section 2.3 of the California Option Agreement (the “Exercise Notice”). The Exercise Notice has been signed by the Seller to acknowledge, among other things, that GIPI has validly exercised the Option in accordance with the California Option Agreement.

D.            Before the Effective Date, GH GROUP, INC., a Delaware corporation (“Glass House”) and MERCER PARK BRAND ACQUISITION CORP, a British Columbia corporation (“Mercer Park”, and together with Glass House, “GH/MPBAC”) and GIPI entered into that certain letter agreement made as of February 13, 2021 (the “Camarillo Acquisition Agreement”), pursuant to which, among other things, GIPI agreed to sell the Option Rights to GH/MPBAC or Purchaser. Subsequently, as contemplated by the California Option Agreement and Camarillo Acquisition Agreement, GIPI designated Purchaser to be the “Camarillo Buyer” (as defined in the California Option Agreement) pursuant to the Exercise Notice.

E.            Pursuant to the California Option Agreement, the Seller and Purchaser, as GIPI’s assignee, have agreed to negotiate in good faith and attempt to finalize this Agreement and any other documents, agreements, instruments, or certificates as may be executed and delivered in connection with this Agreement and the transactions contemplated hereunder (all such agreements and instruments are, collectively, the “Definitive Property Agreements”).

F.            Accordingly, Seller and Purchaser desire to enter in this Agreement to provide for the more definitive terms and conditions under which Seller will sell the Property to Purchaser, and Purchaser will buy the Property from Seller.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Purchaser (each herein sometimes called a “Party” and jointly the “Parties”) hereby agree as follows:

1.             Incorporation of Recitals. The above recitals are hereby incorporated in and made a part of this Agreement as fully as if set forth herein.

2.             Certain Defined Terms. As used herein, the following defined terms shall have the meanings set forth in this Section 2.

2.1           “Act” shall have the meaning set forth in Section 8.3 hereof.

2.2           “Additional Deposit” shall have the meaning set forth in Section 4.2 hereof.

2.3           “Additional Deposit Date” shall mean the latest to occur of (a) the Termination Agreement Escrow Date, (b) the date that the Termination Agreement is executed into escrow by Lessee, and (c) one (1) Business Day after the date all noncompliance items that form the basis of any notice of violation dated on or before the Effective Date issued by any Governmental Authority for the Land or Improvements under or in connection with any conditional use permit issued by Ventura County (including any modification thereto) (each, a “Notice of Violation”), have been fixed and cured in accordance with Applicable Law and the requirements of applicable Governmental Authorities.

2.4           “Affiliate” shall mean, with respect to any Person, another Person that controls, is controlled by, or is under common control with, that Person. For purposes of this definition, “control” with respect to any Person, means the possession directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through contract or otherwise.

2.5           “Agreement” shall have the meaning set forth in the preamble hereof.

2.6           “AML Laws” shall have the meaning set forth in Section 7.1.5 hereof.

2.7           “Anti-Corruption Laws” shall have the meaning set forth in Section 7.1.5 hereof.

2.8           “Applicable Law” shall mean all national, state, provincial, local or municipal laws, statutes, codes, acts, treaties, ordinances, common laws, orders, judgments, writs, decrees, injunctions, rules, regulations, governmental approvals, licenses, Permits, directives, and requirements (including all Environmental Laws) of all regulatory and other Governmental Authorities having jurisdiction over, as applicable, Seller, Purchaser, and the Property.

2.9           “Basket” shall have the meaning set forth in Section 9.4 hereof.

2.10         “Business Day” shall mean any day other than a Saturday, Sunday or a legal holiday in the State of California.

2.11         “California APA” shall mean that certain Asset Purchase and Sale Agreement, dated as of December 28, 2018, by and among Houweling California Property, Inc., Houweling California Holdings, Inc., Houweling Nurseries Property Ltd., Lessee, and CEFF Camarillo Propco.

2.12         “California APA Closing Date” means January 31, 2019.

2.13         “California Option Agreement” shall have the meaning set forth in Recital B hereof.

2.14         “California Option Assets” shall have the meaning set forth in the California Option Agreement.

2.15         “Cannabis Use” shall mean the cultivation, processing, packaging and storage of cannabis.

2.16         “CEFF Camarillo Propco” shall have the meaning set forth in the preamble hereof.

2.17         “CEFF Parent” shall have the meaning set forth in the preamble hereof.

2.18         “Closing” shall have the meaning set forth in Section 5.1 hereof.

2.19         “Closing Date” shall have the meaning set forth in Section 6.1 hereof.

2.20         “Closing Statement” shall have the meaning set forth in Section 10.3 hereof.

2.21         “Commitment” shall have the meaning set forth in Section 8.4 hereof.

2.22         “Compelled Party” shall have the meaning set forth in Section 15.14 hereof.

2.23         “Conditions Termination Notice” shall have the meaning set forth in Section 12.1 hereof.

2.24         “Contracts” shall mean, to the extent assignable, Seller’s rights, title, and interests in all contracts and other agreements (other than the Leases) relating to the Land, Improvements, Personal Property or Leases and that will remain in existence after Closing, including, without limitation, contracts or agreements relating to construction, architectural services, maintenance or other supplies or services, and utility services or any equipment leases, a current list of which is attached hereto as Schedule 2.24. Contracts shall include Lessee’s rights, title, and interest in those contracts set forth in Schedule 2.24 but shall, however, exclude all Excluded Contracts, it being agreed that Seller shall, solely at its cost and expense, cause all Excluded Contracts to remain with Lessee or be terminated effective as of the Closing.

2.25         “Deed” shall have the meaning set forth in Section 10.1(a) hereof.

2.26         “Definitive Option PSA” shall have the meaning set forth in Section 12.1.6 hereof.

2.27         “Definitive Property Agreements” shall have the meaning set forth in Recital E hereof.

2.28         “Deposit” shall have the meaning set forth in Section 4.2 hereof.

2.29         “Disclosure Report” shall have the meaning set forth in Section 8.3 hereof.

2.30         “Disclosure Vendor” shall have the meaning set forth in Section 8.3 hereof.

2.31         “Due Diligence Materials” shall mean the title information, surveys, agreements, contracts, appraisals, licenses, Permits and entitlements, and geotechnical and environmental reports relating to the Property, and all other documents and information relating to the Property, in each case reasonably requested in writing by Purchaser; provided, however, that for purposes of this Agreement, Due Diligence Materials shall not include items existing prior to the California APA Closing Date provided such items are in the possession of GIPI or GIPI’s Affiliates.

2.32         “Earliest Closing Date” shall mean May 13, 2021.

2.33         “ED Event” shall have the meaning set forth in Section 14.1 hereof.

2.34         “Effective Date” shall have the meaning set forth in the preamble hereof.

2.35         “Entitlement Appeal” shall have the meaning set forth in Section 12.1.1(c) hereof.

2.36         “Entitlement Condition” shall have the meaning set forth in Section 12.1.1 hereof.

2.37         “Escrow Holder” shall mean Peninsula Escrow, Inc., a California corporation (Rancho Palos Verdes, California office).

2.38         “Environmental Laws” means any and all federal, state and local statutes, ordinances, orders, rules, regulations, guidance documents, judgments, or government authorizations in effect as of the Effective Date or as may be rescinded, amended or supplemented thereafter, relating to the presence, Release, generation, use, handling, treatment, storage, or transportation of Hazardous Materials or the protection of the environment or human, plant or animal health, including without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986 (42 U.S.C.A. §9601), the Hazardous Materials Transportation Act (49 U.S.C. §1801 et. seq.), the Resource Conservation Recovery Act (42 U.S.C. §6901 et. seq.), the Federal Water Pollution Control Act (33 U.S.C. §1251 et. seq.), the Clean Air Act 42 U.S.C. §7401 et. seq.), the Toxic Substances Control Act (15 U.S.C. §2601 et. seq.), the Oil Pollution Act (33 U.S.C. §2701 et. seq.), the Emergency Planning and Community Right to Know Act (42 U.S.C. §11001 et. seq.), the Reporter-Cologne Water Quality Control Act (Cal. Water Code §13020 et seq.), the Safe Drinking Water and Toxic Enforcement Act of 1986 (Cal. Health & Safety Code §25249.5 et seq.), the Hazardous Waste Control Act (Cal. Health ;& Safety Code §25100 et seq.) the Hazardous Materials Release Response Plans & Inventory Act (Cal. Health & Safety Code §25500 et seq.) and the Carpenter-Presley-Tanner Hazardous Substances Account Act (Cal. Health & Safety Code §25300 et seq.) and the Occupational Safety and Health Act, 29 USC §651 et seq. (with respect to regulation of occupational exposure to Hazardous Materials), and any state or local counterparts or equivalents to any of the foregoing.

2.39         “Excluded Contracts” shall mean, collectively, the contracts and agreements listed on Schedule 2.39 attached hereto.

2.40         “Excluded Property” shall mean, collectively, the Excluded Contracts and the Personal Property and Intangibles listed on Schedule 2.40 attached hereto.

2.41         “Exercise Notice” shall have the meaning set forth in Recital C hereof.

2.42         “First Amendment” shall have the meaning set forth in Recital B hereof.

2.43         “GH/MPBAC” means, collectively, Glass House and Mercer Park.

2.44         “GH/MPBAC Affiliate” shall have the meaning set forth in Section 15.12 hereof.

2.45         “GIPI” shall have the meaning set forth in the preamble hereof.

2.46         “Glass House” shall have the meaning set forth in Recital D hereof.

2.47         “Governmental Authority” means any (a) national, state, county, municipal or local government (whether domestic or foreign) or any governmental subdivision thereof, (b) court or administrative tribunal, (c) other governmental, quasi-governmental, judicial, or statutory instrumentality, authority, body, agency, bureau or entity of competent jurisdiction, or (d) arbitrator with authority to bind a party at law.

2.48         “Ground Lease” means that certain Ground Lease Agreement, dated as of the California APA Closing Date, by and between Seller and Lessee.

2.49         “Hazardous Materials” means “Hazardous Substance,” “Pollutant or Contaminant,” and “Petroleum” and “Natural Gas Liquids,” as those terms are defined or used in Section 101 of CERCLA, and any other substances regulated under Environmental Laws due to their effect or potential effect on public health and the environment, including, without limitation, polychlorinated biphenyls, lead-based paint, asbestos or asbestos-containing material, urea formaldehyde, radioactive materials, and biohazardous materials.

2.50         “Improvements” shall have the meaning set forth in Recital A hereof.

2.51         “Independent Contract Consideration Payment”” shall have the meaning set forth in Section 5.2 hereof.

2.52         “Initial Deposit” shall have the meaning set forth in Section 4.1 hereof.

2.53         “Intangibles” shall mean all of Seller’s rights, title, and interests and all of Lessee’s rights, title and interests, in and to all names, trade names, street numbers, marks, other symbols and general intangibles, which relate exclusively to the Land or the Improvements, to the extent assignable, but excluding any of the same that expressly reference “Houweling,” “CEFF” or “Equilibrium Capital”.

2.54         “Knowledge” means, (a) with respect to Seller, information or matters actually known to Gavin Haladay or R. Thomas Amis, (b) with respect to Purchaser, information or matters actually known to Kyle D. Kazan or Graham Farrar, and (c) with respect to GIPI, information or matters actually known to Cornelius (Casey) Houweling.

2.55         “Land” shall have the meaning set forth in Recital A hereof.

2.56         “Leases” shall mean all of Seller’s rights, title, and interests in (i) all leases with tenants currently leasing all or any portion of the Improvements and all current subleases, and (ii) to the extent assignable, all license agreements, occupancy agreements, and other similar agreements with licensees using any portion of the Improvements, in each case to the extent the same are in effect as of the Closing. A current list of all Leases is attached hereto as Schedule 2.56.

2.57         “Lessee” means Houweling Nurseries Oxnard, Inc., a California corporation.

2.58         “License Agreement” shall have the meaning set forth in Section 10.1(f) hereof.

2.59         “Lien” means any mortgage, deed of trust, lien (choate or inchoate), pledge, charge, security interest, assessment, reservation, assignment, hypothecation, defect in title, encroachments and other burdens, restrictive covenant, condition or restriction or easement or encumbrance of any kind, including any pledge or restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership, whether arising by contract or under any applicable law and whether or not filed, recorded or otherwise perfected or effective under any applicable law, or any preference, priority or preferential arrangement of any kind or nature whatsoever including the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.

2.60         “Master Lease” means that certain Amended and Restated Master Lease Agreement, dated as of the California APA Closing Date, by and between Seller and Lessee.

2.61         “Mercer Park” shall have the meaning set forth in Recital D hereof.

2.62         “OFAC” shall have the meaning set forth in Section 7.1.5 hereof.

2.63         “OFAC’s List” shall have the meaning set forth in Section 7.1.5 hereof.

2.64         “Option” shall have the meaning set forth in Recital B hereof.

2.65         “Option Rights” shall have the meaning set forth in Recital B hereof.

2.66         “Original California Option Agreement” shall have the meaning set forth in Recital B hereof.

2.67         “Outside Date” shall mean July 23, 2021.

2.68         “Party” shall mean either Seller or Purchaser.

2.69         “Parties” shall mean Seller and Purchaser.

2.70         “Permits” shall mean all of Seller’s rights, title, and interests, and all of Lessee’s rights, title and interests, in all permits, licenses, authorizations, variances, certificates of occupancy, entitlements and governmental approvals issued by or required under Applicable Law to be filed with a Governmental Authority which relate to the Land or Improvements, to the extent assignable.

2.71         “Permitted Exceptions” shall have the meaning set forth in Section 8.4 hereof.

2.72         “Permitted Liens” means (a) those Liens set forth on Schedule 2.72; (b) Liens for taxes and other governmental charges and assessments which are not yet due and payable or which are being contested in good faith by appropriate proceedings and in accordance with this Agreement and for which Seller has set aside appropriate reserves; (c) Liens expressly granted under, or created by, existing or pursuant to, the terms and conditions of the Contracts so long as such Liens will be terminated at the Closing; (d) Liens created pursuant to, or as a result of the existence of, the California Option Agreement; (e) Liens existing as of the California APA Closing Date and not otherwise disclosed in writing to Seller or its Affiliates; (f) easements, rights-of-way, licenses, utility agreements, restrictions, and other similar encumbrances, in each case to the extent recorded as of the Effective Date against the Real Property in the Official Records of the County Recorder’s Office of Ventura County; (g) mechanics, carriers, workers, repairers and similar Liens (collectively, “Mechanics’ Liens”) arising or incurred in the ordinary course of Seller’s business with respect to the Real Property provided that the aggregate amount of such Mechanics’ Liens shall in no event exceed Two Hundred Thousand Dollars ($200,000); (h) Liens securing any financing obligations of Seller or an Affiliate thereof, so long as such Liens will be terminated at the Closing; (i) other Liens arising in the ordinary course business or by operation of law so long as, in any such case, the existence of such Lien shall not have a material adverse impact on the Property; and (j) any Liens approved or consented to in writing by the Purchaser. Notwithstanding the foregoing (and for the avoidance of doubt), in no event shall Permitted Liens include Liens securing any obligations of Lessee or any of its Affiliates to either of the entities that comprise the Seller or any of their respective Affiliates under or in connection with the Master Lease or Ground Lease, or any pledge or security agreement executed in connection with the Master Lease or Ground Lease, or any Liens created on or after the California APA Closing Date (or created prior to the California APA Closing Date if disclosed in writing to Purchaser) which encumber any Personal Property required to be conveyed to Purchaser hereunder.

2.73         “Person” shall mean any natural person, corporation, limited liability company, partnership, firm, association, governmental authority or any other entity whether acting in an individual, fiduciary or other capacity.

2.74         “Personal Property” shall mean all of Seller’s rights, title and interests, and all of Lessee’s rights, title and interests, in and to the following: (i) mechanical systems, fixtures, machinery and equipment comprising a part of or attached to or located upon or within the Improvements or Land; (ii) maintenance equipment and tools, if any, owned by Seller or Lessee and used exclusively in connection with, and located in or at, the Improvements; (iii) to the extent assignable, site plans, surveys, plans and specifications, warranties, manuals and instruction materials, and floor plans in Seller’s possession which relate to the Land or Improvements; (iv) pylons and other signs situated on or at the Land or Improvements; (v) any property acquired by Seller pursuant to the California APA or otherwise included in the calculation of the Purchase Price set forth in the California Option Agreement; and (vi) all other personal property owned by Lessee other than the Excluded Property.

2.75         “Property” shall mean, collectively, the following: (i) Real Property; (ii) Personal Property; (iii) Permits; (iv) Intangibles; and (v) Contracts, but shall exclude the Excluded Property.

2.76         “Property Escrow Agreement” shall have the meaning set forth in Section 4.1 hereof.

2.77         “Purchase Price” shall have the meaning set forth in Section 5.1 hereof.

2.78         “Purchaser” shall have the meaning set forth in the preamble hereof.

2.79         “Purchaser Closing Certificate” shall have the meaning set forth in Section 10.2(c) hereof.

2.80         “Purchaser Closing Conditions” shall have the meaning set forth in Section 12.1 hereof.

2.81         “Real Property” shall mean and include the Land and Improvements as defined in Recital A hereof, as well as all appurtenances thereto, including, without limitation, all of Seller’s rights, title and interests in and to (i) all minerals, oil, gas, and other hydrocarbon substances on or under the surface of the Land and all rights related thereto, (ii) all strips, streets, roads, alleys and rights-of-way, public or private, open or proposed, which are adjacent to or service the Land, (iii) all easements, privileges and hereditaments relating to or used in connection with the beneficial use and enjoyment of the Land or Improvements, whether or not of record, and (iv) all access, agricultural, air, water, riparian, development, utility, and solar rights relating to the Land or Improvements.

2.82         “Release” means any spill, leak, discharge, emission, migration, leaching, disposal, abandonment, pumping, pouring, emptying, injecting, dumping, deposition, dispersion, release, discarding, decomposition or denaturing in, at, to or from the environment, including surface and subsurface soils, strata and pore space, surface water and groundwater, ambient and indoor air, flora, fauna and other natural resources.

2.83         “Sanctions” shall have the meaning set forth in Section 7.1.5 hereof.

2.84         “Second Amendment” shall have the meaning set forth in Recital B hereof.

2.85         “Seller” shall have the meaning set forth in the preamble hereof.

2.86         “Seller Closing Certificate” shall have the meaning set forth in Section 10.1(c) hereof.

2.87         “Seller Fundamental Representations” shall mean the representations and warranties made by Seller in Sections 7.1.1, 7.1.2, 7.1.4, 7.1.5, 7.1.8 and 7.1.10.

2.88         “Seller Insurance Policies” shall have the meaning set forth in Section 7.3.2 hereof.

2.89         “Seller Liability Cap” shall have the meaning set forth in Section 9.4 hereof.

2.90         “Seller Liens” shall have the meaning set forth in Section 8.4 hereof.

2.91         “Seller Parent” means CEFF US Holdings, LLC, a Delaware limited liability company.

2.92         “Seller Parent Guaranty” means a guaranty in the form of Exhibit H, by Seller Parent in favor of Purchaser.

2.93         “Surveyor” shall have the meaning set forth in Section 8.4 hereof.

2.94         “Survival Period” shall have the meaning set forth in Section 7.1 hereof.

2.95         “Termination Agreement” shall have the meaning set forth in Section 12.1.5 hereof.

2.96         “Termination Agreement Escrow Date” means April 13, 2021.

2.97         “Title Company” mean Orange Coast Title (Santa Ana, California office).; provided, however, that if Purchaser determines that a change in Title Company is necessary for the issuance of any title policies contemplated by this Agreement, then Purchaser shall propose a new Title Company for Seller’s approval, which approval shall not be unreasonably withheld, conditioned or delayed.

2.98         “Title Objection” shall have the meaning set forth in Section 8.4 hereof.

2.99         “Transaction” shall have the meaning set forth in Section 5.1 hereof.

3.             Purchase and Sale of Property. Subject to the terms and conditions set forth in this Agreement, Seller hereby agrees to cause to be sold to Purchaser, and Purchaser agrees to buy, the Property. In connection therewith, Seller agrees that each person or entity comprising the Seller shall be jointly and severally liable for all covenants, representations, warranties, liabilities and obligations of Seller under to this Agreement or any document executed or delivered pursuant to or in connection with this Agreement.

4.             Deposit.

4.1           Initial Deposit. Pursuant and subject to the terms of that certain Deposit Escrow Agreement (California Option Agreement) dated February 20, 2021 by and among Purchaser, Seller and Escrow Holder (the “Property Escrow Agreement”), Beach Front Properties, LLC, a California limited liability company, on behalf of Purchaser, delivered to Escrow Holder on February 22, 2021 an earnest money deposit in the amount of TWO MILLION and 00/100 DOLLARS ($2,000,000.00) (the “Initial Deposit”).

4.2           Additional Deposit. No later than three (3) Business Days after the Additional Deposit Date, Purchaser shall deliver to Escrow Holder an additional earnest money deposit in the amount of EIGHT MILLION and 00/100 DOLLARS ($8,000,000.00) (the “Additional Deposit”, and together with the Initial Deposit, the “Deposit”) as provided by the Property Escrow Agreement.

4.3          Application of Deposit. The earnest money deposit required under Section 2.3 of the California Option Agreement will be funded by the Deposit, and the Deposit will be refundable only as provided under Section 4.4. At the Closing, the Deposit shall be applied against the Purchase Price.

4.4           Refund of Deposit. From and after the Additional Deposit Date, the entire Deposit shall be non-refundable except as provided to the contrary in this Section 4.4. Notwithstanding the immediately preceding sentence (and as a covenant that shall survive the termination of this Agreement), the Deposit will be fully and promptly refunded to Purchaser, and the Parties shall cause Escrow Holder to return the entire Deposit to Purchaser in accordance with the Property Escrow Agreement, if any one or more of the following occurs: (i) any one or more of the Purchaser Closing Conditions is not satisfied in any material respect by or as of the Outside Date; or (ii) Purchaser terminates this Agreement pursuant to Section 8.4, Section 12.1, Section 13.2 or Section 14 of this Agreement.

5.             Purchase Price; Independent Consideration.

5.1           Upon the closing of the transaction contemplated by this Agreement (the “Closing”) with respect to the Property (the “Transaction”), the aggregate purchase price (“Purchase Price”) payable by Purchaser for the Property shall be ONE HUNDRED EIGHTEEN MILLION EIGHT HUNDRED NINETY THOUSAND AND 00/100 DOLLARS ($118,890,000.00). The balance of the Purchase Price due from Purchaser at Closing (after crediting the Deposit and after application of prorations and adjustments provided for in this Agreement) shall be delivered by Purchaser to Escrow Holder by wire transfer of immediately available federal funds no later than 3:00 p.m. Eastern Time/12:00 p.m. Pacific Time on the Closing Date and disbursed to Seller at Closing in accordance with applicable provisions of this Agreement.

5.2           Seller and Purchaser agree that the amount of ONE HUNDRED DOLLARS ($100) (“Independent Contract Consideration Payment”) has been bargained for as consideration for Seller’s execution and delivery of this Agreement and for Purchaser’s rights of review, inspection, and termination as set forth herein, and is independent of any other consideration or payment provided for in this Agreement. Notwithstanding anything to the contrary contained herein, the Independent Contract Consideration Payment is non-refundable in all instances. The Parties acknowledge and agree that Purchaser has paid the Independent Contract Consideration Payment to Seller prior to the Effective Date. In no event shall the Independent Contract Consideration Payment be credited towards the Purchase Price at Closing.

6.	Closing Date.

6.1           Closing Date. The Closing shall take place via email exchange of signatures and execution documents on a date mutually agreed to by the Parties within three (3) Business Days after the satisfaction or waiver by the applicable Party of each of the Purchaser Conditions Precedent (the date upon which the Closing occurs, the “Closing Date”); provided, that the Closing shall not take place before the Earliest Closing Date; provided, further, that the Closing Date may be delayed by Purchaser up to (but not beyond) the Outside Date to the extent necessary to obtain any approvals from Canadian or United States securities exchanges required to legally disburse the Purchase Price to Seller on the Closing Date. If the Purchaser Closing Conditions have been satisfied or waived at least three (3) Business Days prior to the Outside Date but Closing does not occur by the Outside Date (other than for reasons of force majeure), the Parties shall cause the Escrow Holder to immediately distribute the entire Deposit to Seller for allocation to Seller and GIPI pursuant to the terms of the California Option Agreement. Notwithstanding the previous sentence, the following events shall not constitute force majeure, except to the extent affecting the physical ability of Purchaser to consummate the Transaction (e.g., an interruption of communication networks): (i) changes in general economic or political conditions; (ii) changes in conditions generally affecting the industries in which Purchaser operates; (iii) any changes in the financial condition of Purchaser, including Purchaser’s ability to secure financing or otherwise access financial, banking or securities markets; and (iv) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates.

6.2          Outside Date. Subject to the other terms and conditions set forth in this Agreement, the Closing shall occur no later than Outside Date, as such date may be extended upon the mutual agreement of the Parties. If the Closing has not occurred on or before the Outside Date, then this Agreement shall terminate and, other than as set forth in Section 6.1 and to the extent provided in Section 4.4, the Deposit shall be promptly returned to Purchaser, and thereafter neither party hereto shall have any further rights, obligations, or liabilities hereunder except for those matters which expressly survive termination of this Agreement.

6.3           Transfer of Property; State of Title. On the Closing Date, Seller shall cause the Property to be transferred and conveyed to Purchaser subject to and in accordance with applicable terms of this Agreement. At the Closing, Seller shall cause to be transferred and conveyed to Purchaser fee title to the Property, free from all liens, encumbrances, encroachments, and other exceptions to title except for the following: (i) Permitted Liens; (ii) any other Liens approved or consented to in writing by Purchaser in accordance with this Agreement; and (iii) the Permitted Exceptions.

6.4           Closing Costs; Transaction Expenses. As between Seller and Purchaser, Purchaser shall be responsible for (i) all county documentary transfer taxes charged by Ventura County in connection with the recordation of the Deed, (ii) recordation fees for the Deed, (iii) the cost of the Commitment (and updates thereto) issued prior to Closing, (iv) the premium charged by the Title Company for the issuance to Purchaser, in connection with the Closing, of an owner’s policy of title insurance, and the cost of all endorsements thereto, (v) any closing or escrow fees of Escrow Holder, and (vi) all costs associated with updating the Survey to the extent ordered by Purchaser.

7.	Representations and Warranties; Interim Covenants of Seller.

7.1            Seller Representations and Warranties. Seller represents and warrants to Purchaser that as of the Effective Date and as of the Closing:

7.1.1            Each entity comprising Seller is a limited liability company duly formed and validly existing under the laws of the State of Delaware, and is duly qualified to conduct business in the State of California;

7.1.2            Seller has the requisite power and authority to enter into and carry out the terms of this Agreement and the execution, performance and delivery hereof and of all other agreements and instruments referred to herein to be executed, performed or delivered by Seller. Neither the execution of this Agreement, nor the performance by Seller of its obligations under this Agreement will result in any breach or violation of the terms of any Applicable Law, rule, ordinance, or regulation or of any decree, judgment or order now in effect from any court or governmental body. Except for third-party consents indicated on Schedule 7.1.2 to be obtained from the persons or entities identified therein, which consents Seller represents and warrants are needed solely for the applicable Contracts and Permits identified on Schedule 7.1.2 to be assigned to Purchaser, there are no consents, waivers, authorizations or approvals from any third party necessary to be obtained by Seller in order to perform its obligations under this Agreement. Assuming receipt of the consents set forth in Schedule 7.1.2, the execution and delivery of this Agreement and performance by Seller of its obligations under this Agreement will not conflict with or result in a breach or default (or constitute an event which, with the giving of notice or the passage of time, or both, would constitute a default) under any instrument to which Seller is a party or by which Seller or any of its assets may be bound;

7.1.3            The execution and delivery of this Agreement and performance by Seller of its obligations under this Agreement will not result in the creation of any new, or the acceleration of any existing, lien, charge, or encumbrance upon the Property or any portion thereof (other than Permitted Liens);

7.1.4            This Agreement is a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to the effect of applicable bankruptcy, insolvency, reorganization, or other similar laws affecting the rights of creditors generally;

7.1.5            Neither Seller nor any Affiliates of Seller or shareholders of Seller are named on Office of Foreign Assets Control’s (“OFAC”) Specially Designated and Blocked Persons List (the “OFAC’s List”) and Seller and its Affiliates are currently in compliance with the regulations of OFAC (including those named on OFAC’s List) and any statute, executive order or other governmental action relating thereto. “AML Laws” means all U.S. anti-money laundering laws that criminalize money laundering or any predicate crimes to money laundering. “Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act and any similar applicable statute, rule, or regulation relating to bribery or corruption. “Sanctions” means any economic, trade, or financial sanctions, sectoral sanctions, secondary sanctions, trade embargoes, or anti-terrorism laws imposed from time to time by the United States government including but not limited to those administered or enforced by the OFAC. Seller is not a target of Sanctions and shall not directly or indirectly transfer any of its interest in this Agreement to a target of Sanctions. Seller is not in violation of AML Laws or Anti-Corruption Laws;

7.1.6            Except as set forth in Schedule 7.1.6, Seller is not a party to any pending or, to Seller’s Knowledge, threatened action, suit, proceeding or investigation, at law or in equity or otherwise, in, for or by any court or governmental board, commission, agency, department or officer arising from or relating to the Property or any portion thereof;

7.1.7            The California Option Agreement is in full force and effect, and neither Seller nor, to Seller’s Knowledge, GIPI is in default thereof. Seller has delivered to Purchaser a true, correct and complete copy of the California Option Agreement;

7.1.8            Except for the prior grant to GIPI of the Option Rights pursuant to the terms of the California Option Agreement and other than Purchaser, as the assignee of GIPI of such Option Rights, Seller has not granted to any person or entity (other than Purchaser) any right or option to acquire the Property, or any part thereof or interest therein;

7.1.9            Except as set forth in Schedule 7.1.9, neither Seller nor, to Seller’s Knowledge, Lessee has received written notice from any Governmental Authority or any other person or entity of any violation of any Applicable Laws (including, but not limited to, those relating to land use or other entitlements or zoning matters, or any Environmental Laws or those relating to Hazardous Materials), which violation remains uncured, or that there may be an investigation of the Property or any portion thereof by any Governmental Authority; provided, however, that as of the Closing, Seller represents and warrants to Purchaser that all noncompliance items that form the basis of any one or more Notices of Violation have been cured in accordance with Section 7.3. Neither Seller nor any of its Affiliates has Released or caused to be Released, any Hazardous Materials on the Real Property in violation of any Environmental Laws. To Seller’s Knowledge, no Hazardous Materials currently exist on, under or about the Real Property and to Seller’s Knowledge, there are no underground storage tanks, wells or pipes located on the Real Property other than as disclosed in writing or set forth in any environmental site assessment provided to Purchaser prior to the Effective Date. To Seller’s Knowledge, the ownership, operation, use and condition of the Real Property is not in violation of any Environmental Laws other than as disclosed in writing to Purchaser prior to the Effective Date. Neither Seller nor any of its Affiliates has received from or given to any Governmental Authority or other person or entity any written notice or other communication relating in any way to the presence, storage, Release, or treatment of any Hazardous Materials on, under or about the Real Property;

7.1.10          No bankruptcy, insolvency, reorganization, or similar action or proceeding, whether voluntary or involuntary, is pending, or, to Seller’s Knowledge, has been threatened in writing, against Seller or, to Seller’s Knowledge, Lessee. Neither Seller nor, to Seller’s Knowledge, Lessee has caused, suffered or consented to the appointment of a receiver, trustee, administrator, conservator, liquidator or other similar official in any federal, state, or foreign judicial or non-judicial proceedings to hold, administer and/or liquidate all or substantially of Seller’s or Lessee’s assets. Neither Seller nor, to Seller’s Knowledge, Lessee has admitted in writing its inability to pay its debts as they come due;

7.1.11          Except for the Contracts listed on Schedule 2.24, there are no contracts or agreements with respect to the Property to which Seller or, to Seller’s Knowledge, Lessee is a party or by which the Property or any portion thereof will be bound after Closing. Seller has provided Purchaser with true, correct and complete copies of the Contracts. Neither Seller nor, to Seller’s Knowledge, Lessee, is in breach of any Contract set forth on Schedule 2.24;

7.1.12          There are no Leases other than as set forth on Schedule 2.56. Seller has delivered to Purchaser a true, correct and complete copy of the Leases set forth on Schedule 2.56. Neither Seller nor Lessee is in breach of any Lease set forth on Schedule 2.56;

7.1.13          To Seller’s Knowledge, there are not present on the Property any endangered, protected or threatened species of animals or vegetation;

7.1.14          To Seller’s Knowledge, there are no human burial sites or historical or archeological artifacts in, under or upon the Real Property or Improvements;

7.1.15          Neither Seller nor, to Seller’s Knowledge, Lessee has entered into any collective bargaining agreements affecting the Property or any portion thereof and, to Seller’s Knowledge, there are no collective bargaining agreements affecting the Property or any portion thereof;

7.1.16          Except as set forth on Schedule 7.1.16, neither Seller nor any of its Affiliates has commenced or filed, and there are not pending, any tax certiorari proceeding with any Governmental Authority with respect to the Real Property or any portion thereof;

7.1.17          Neither Seller nor any of its Affiliates is in breach of any document or instrument that is recorded as of the Effective Date or the Closing Date in the Official Records of the Ventura County, California Recorder’s Office against or with respect to the Real Property or any portion thereof; and

7.1.18          Seller has provided Purchaser with all material Due Diligence Materials in Seller’s possession or control in accordance with this Agreement.

As a covenant that shall survive the Closing, the Parties agree that all representations and warranties of Seller set forth above or elsewhere in this Agreement are made as of the Effective Date and as of the Closing, and shall survive the Closing for a period of eighteen (18) months following the Closing Date; provided, however, that in the event that a written notice of a claim related to a representation or warranty shall have been provided within the survival period, then the survival period for such representations and warranties that are the subject of such claim shall be automatically extended with respect to such claim until such time as the claim is fully and finally resolved (the “Survival Period”). It shall be a material default on the part of Seller (i) if any one or more of such representations or warranties is not true on the Effective Date or becomes false at any time during the period between the Effective Date and the Closing or (ii) if Seller is unable to make all such representations and warranties truthfully as of the Closing.

7.2            Purchaser Representations and Warranties. Purchaser hereby represents and warrants to Seller that as of the Effective Date and as of the Closing:

7.2.1            Purchaser is a limited liability company duly organized and validly existing under the laws of the State of Delaware, and is duly qualified to conduct business in the State of California;

7.2.2            Purchaser has the requisite power and authority to enter into and carry out the terms of this Agreement and the execution, performance and delivery hereof and of all other agreements and instruments referred to herein to be executed, performed or delivered by Purchaser. Neither the execution of this Agreement, nor the performance by Purchaser of its obligations under this Agreement will result in any breach or violation of the terms of any Applicable Law, rule, ordinance, or regulation or of any decree, judgment or order now in effect from any court or governmental body. There are no consents, waivers, authorizations or approvals from any third party necessary to be obtained by Purchaser in order to perform its obligations under this Agreement. The execution and delivery of this Agreement and performance by Purchaser of its obligations under this Agreement will not conflict with or result in a breach or default (or constitute an event which, with the giving of notice or the passage of time, or both, would constitute a default) under any instrument to which Purchaser is a party or by which Purchaser or any of its assets may be bound;

7.2.3            This Agreement is a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the effect of applicable bankruptcy, insolvency, reorganization, or other similar laws affecting the rights of creditors generally;

7.2.4            Neither Purchaser nor any members of Purchaser are named on OFAC’s List and Purchaser and its members are in compliance with the regulations of OFAC (including those named on OFAC’s List) and any statute, executive order or other governmental action relating thereto. Purchaser is not a target of Sanctions and shall not directly or indirectly transfer any of its interest in this Agreement to a target of Sanctions. Purchaser is not in violation of AML Laws or Anti-Corruption Laws;

7.2.5            Purchaser is not a party to any pending or, to Purchaser’s Knowledge, threatened action, suit, proceeding or investigation, at law or in equity or otherwise, in, for or by any court or governmental board, commission, agency, department or officer, in each case that would, if Purchaser were to receive an adverse ruling thereunder, materially adversely affect Purchaser’s ability to perform its obligations under this Agreement;

7.2.6            No bankruptcy, insolvency, reorganization, or similar action or proceeding, whether voluntary or involuntary, is pending, or, to Purchaser’s Knowledge, has been threatened in writing, against Purchaser. Purchaser has not caused, suffered or consented to the appointment of a receiver, trustee, administrator, conservator, liquidator or other similar official in any federal, state, or foreign judicial or non-judicial proceedings to hold, administer and/or liquidate all or substantially of Purchaser’s assets. Purchaser has not admitted in writing its inability to pay its debts as they come due; and

7.2.7            Other than as set forth in this Agreement, Purchaser is not required to obtain prior authorization from any federal or state regulatory agency for Purchaser’s consummation of the Transaction.

7.3            Certain Covenants of Seller. From and after the Effective Date until the earlier to occur of the termination of this Agreement and the Closing:

7.3.1            Seller shall promptly comply with all of its obligations and liabilities under the Master Lease, Ground Lease and Contracts;

7.3.2            Seller shall keep in force all of its insurance policies relating to the Property or any portion thereof (collectively, “Seller Insurance Policies”);

7.3.3            Seller shall use good faith efforts to cause the Termination Agreement to be executed into escrow by Lessee on or before the Termination Agreement Escrow Date; provided, that if the Termination Agreement has not been executed into escrow on or before the Termination Agreement Escrow Date, then, from the period from the Termination Agreement Escrow Date until the date that the Termination Agreement has been executed into escrow, Purchaser shall have the right to terminate this Agreement upon written notice to Seller, in which case the Deposit shall be promptly returned to Purchaser and thereafter neither Party shall have any further rights, obligations, or liabilities hereunder except for those matters which expressly survive termination of this Agreement;

7.3.4            Seller shall cause all written notices received by Seller indicating any event, condition or circumstance that would constitute a violation of Applicable Law relating to the Property to be promptly delivered to Purchaser;

7.3.5            Seller shall use commercially reasonable efforts to, prior to the Closing, cause all noncompliance items that form the basis of any Notice of Violation to be fixed and cured in accordance with Applicable Law and the requirements of applicable Governmental Authorities, all at Seller’s cost and expense

7.3.6            Seller shall use prompt and diligent efforts to cause to be applied for and obtained all consents listed on Schedule 7.1.2 in accordance with the respective terms of the applicable Contracts and Permits; and

7.3.7            Unless in each instance Seller shall have obtained the prior written consent of Purchaser (which consent Purchaser may withhold in its sole and absolute discretion), Seller shall neither do, nor permit, any one or more of the following:

(a)            The further encumbrance of the Property or any portion thereof (other than Permitted Liens);

(b)           Amend the coverage under any of the Seller Insurance Policies to be less than the coverage in place as of the Effective Date;

(c)            Enter into or amend any Leases; and

(d)            Enter into or amend any Contracts, except as would not materially adversely impact Purchaser or the Transaction, and would not bind the Property or any portion thereof after the Closing.

8.	Inspection and Indemnity; Title and Survey.

8.1            Inspection Rights. Commencing on the Effective Date and ending on the earlier to occur of (i) the termination of this Agreement, or (ii) the Closing, Purchaser shall have the right to make certain investigations of and inquiries regarding the Property or any portion thereof, including, without limitation, the physical condition of Property, and to continue to review Due Diligence Materials. Upon not less than forty-eight (48) hours’ notice (which may be made via email to Gavin Haladay at haladay@eq-cap.com with no requirement to copy any other person or entity), Purchaser and its agents, employees and contractors shall have the right to access the Real Property during normal business hours, for the purpose of making such investigations as Purchaser deems prudent with respect to the physical condition of the Property or any portion thereof.

8.2            Indemnity. Purchaser shall, at Purchaser’s cost, promptly cause to be discharged all mechanics’ liens to the extent resulting from Purchaser’s failure to pay for inspections or tests conducted by Purchaser, its agents, contractors, employees or representatives with respect to the Property. Purchaser further agrees to indemnify, defend and hold harmless Seller for, from and against all causes of action, claims, demands, damages, costs, losses and expenses arising or incurred with respect to any personal injury or physical property damage to the extent caused by Purchaser, its agents, contractors, employees or representatives during their respective due diligence activities on the Property. For the avoidance of doubt, in no event shall Purchaser be liable to Seller for any causes of action, claims, demands, damages, costs, losses and expenses to the extent arising or incurred in connection with any pre-existing condition affecting the Property or any portion thereof and not caused by Purchaser. If any inspection or test conducted by or on Purchaser’s behalf causes physical damage to the Property, Purchaser shall promptly restore the affected portion of the Property to the same physical condition (to the extent reasonably practicable) as existed immediately prior to any such inspection or test.

8.3            Natural Hazards Disclosure Requirement. Within five (5) Business Days of the Effective Date, Seller shall, at Purchaser’s cost, provide Purchaser with a disclosure report and natural hazard disclosure statement (the “Disclosure Report”) issued by a vendor selected by Seller and reasonably acceptable to Purchaser (“Disclosure Vendor”), and that is intended to comply with the natural hazard disclosure requirements that may be imposed on Seller pursuant to the Natural Hazard Disclosure Act, California Government Code Sections 8589.3, 8589.4, and 51183.5, and California Public Resources Code Sections 2621.9, 2694, and 4136, and any successor statutes or laws (collectively, the “Act”) and Purchaser acknowledges that the Disclosure Report will fully and completely discharge Seller from any disclosure obligations under the Act. Nothing contained in the Disclosure Report releases Purchaser from its obligation to fully investigate and satisfy itself with the condition of the Property, including, without limitation, whether the Real Property is located in a natural hazard area as identified in the Act. Purchaser further acknowledges and agrees that matters set forth in the Disclosure Report may change on or prior to the Closing and that Seller has no obligation to update, modify, or supplement the Disclosure Report. Purchaser acknowledges that Seller retained the services of Disclosure Vendor to examine the maps and other information made available to the public by government agencies for the purpose of enabling Seller to fulfill its disclosure obligations with respect to the Act and to prepare the Disclosure Report, in the form required by the Act. Purchaser is solely responsible for preparing and delivering its own Disclosure Report to subsequent prospective purchasers of the Property.

8.4            Title and Survey. Purchaser has received a title insurance commitment bearing a commitment date of March 22, 2021 (“Commitment”) for an Owner’s Policy of Title Insurance (Commitment No. 140-2226749-20) from the Title Company, covering the Real Property, together with copies of all instruments reflected as exceptions set forth therein, as well as an ALTA survey of the Land prepared by WM Surveys, Inc. (“Surveyor”) and bearing a last revision date of March ___, 2021 (the “Survey”). Purchaser hereby acknowledges and agrees that Purchaser has approved all matters and documents expressly identified in the Commitment and all matters expressly identified in the Survey, and that all such matters and documents constitute permitted exceptions to title (the “Permitted Exceptions”); provided, however, that Items 27, 29, 30, 31, 32, 34, 36, 37, 38, 39 and 40 in Schedule B, Section Two of the Commitment shall not be considered Permitted Exceptions, and shall be removed (or deleted as an exception from the title policy issued to Purchaser at Closing pursuant to this Agreement) by Seller at or before Closing. Purchaser shall have five (5) Business Days after receipt of notice of any title or survey matters not reflected on the Commitment or Survey to deliver to Seller and Title Company an objection to the same in its sole and absolute discretion (a “Title Objection”). If Purchaser shall timely notify Seller of any Title Objections, Seller shall have the right, but not the obligation (except as set forth below with respect to Seller Liens), to cure such Title Objection(s) in its sole and absolute discretion. Within three (3) Business Days after receipt of Purchaser’s notice of Title Objection(s), Seller shall notify Purchaser in writing whether Seller elects to attempt to cure such Title Objection(s). Failure of Seller to give such notice within said three (3) Business Day period shall be deemed an election by Seller not to cure such Title Objection(s) (except to the extent the same are Seller Liens). If Seller elects or is deemed to have elected not to cure any Title Objection(s) specified in Purchaser’s notice, Purchaser shall have the following options, to be given by written notice to the Seller within two (2) Business Days after Purchaser’s receipt of Seller’s notice electing not to cure such objection(s) (or, if Seller fails to deliver such notice, within two (2) Business Days after the day on which Seller was required to deliver such notice): (a) to accept a conveyance of the Property subject to the Permitted Exceptions, specifically including any Title Objections that Seller has elected, or is deemed to have elected, not to cure (which such matter(s) shall thereafter be deemed to be a Permitted Exception), without reduction of the Purchase Price, or (b) to terminate this Agreement by sending written notice thereof to Seller and Escrow Agent, and upon delivery of such notice of termination, this Agreement shall terminate and the Deposit shall be promptly returned to Purchaser, and thereafter neither party hereto shall have any further rights, obligations, or liabilities hereunder except for those matters which expressly survive termination of this Agreement. Failure of Purchaser to give such notice within said two (2) Business Day period shall be deemed an election by Purchaser to accept a conveyance of the Property as provided in clause (a) above. In addition, if Seller fails prior to the Outside Date to cure or satisfy any Title Objections(s) that Seller has elected, or is required hereunder, to cure or satisfy, then Purchaser may: (y) accept a conveyance of the Property subject to the Permitted Exceptions, specifically including such Title Objection(s) which Seller has failed to cure or satisfy (which such Title Objection(s) shall thereafter be deemed to be a Permitted Exception), without reduction of the Purchase Price, or (z) terminate this Agreement by sending written notice thereof to Seller and Escrow Agent, and upon delivery of such notice of termination, this Agreement shall terminate, the Deposit shall be returned to Purchaser, and thereafter neither party hereto shall have any further rights, obligations, or liabilities hereunder except for those matters which expressly survive termination of this Agreement; provided, however, that the foregoing shall not limit Purchaser’s rights or remedies under Section 13.2 if the uncured Title Objection(s) arose as a result of a breach by Seller of its covenants under this Agreement or if the uncured Title Objection(s) constitute defects or matters which, by the other provisions of this Agreement, Seller is required to cure, pay off or satisfy. Notwithstanding the foregoing or anything in this Agreement that may be construed to the contrary (and as covenants that shall survive the Closing), Seller shall be obligated at its expense (including any prepayment or defeasance costs) to pay off, satisfy and remove as an encumbrance against the Property, on or prior to the Closing, all mortgage or deed of trust liens, delinquent taxes and mechanics’ and other monetary liens of an ascertainable amount created by Seller or Lessee that encumber the Property and that can be satisfied with the payment of money (such liens are, collectively, “Seller Liens”), and in no event shall Seller Liens constitute Permitted Exceptions or, as of the Closing Date, Permitted Liens (it being agreed, for the avoidance of doubt, that nothing in the foregoing provisions of this Section 8.4 nor anything else in this Agreement shall limit Purchaser’s remedies with respect to the obligations of Seller relating to Seller Liens). If Seller neither removes nor so deletes Seller Liens by Closing, then in addition to all rights and remedies that Purchaser may have pursuant to this Agreement, the Purchase Price shall, as directed by Purchaser, be applied to pay off and satisfy all Seller Liens. In addition to the foregoing, and as a covenant that shall survive the Closing, Seller shall, at Seller’s cost and expense, cause all Mechanics’ Liens (other than Mechanics’ Liens caused by Purchaser) to be paid and satisfied prior to any material risk of foreclosure thereof with respect to any portion of the Property; provided, however, that Seller may, in good faith and appropriate proceedings and in accordance with Applicable Law, promptly and diligently contest all such Mechanics’ Liens.

9.              AS-IS; Limitations on Liability. The provisions of this Section 9 shall survive the Closing and any termination of this Agreement.

9.1 PURCHASER ACKNOWLEDGES AND AGREES THAT, EXCEPT AS SET FORTH IN THIS AGREEMENT OR THE OTHER DEFINITIVE PROPERTY AGREEMENTS, SELLER SHALL SELL AND CONVEY TO PURCHASER AND PURCHASER SHALL ACCEPT THE PROPERTY “AS IS, WHERE IS, WITH ALL FAULTS,” AND THAT EXCEPT FOR THE REPRESENTATIONS, WARRANTIES AND COVENANTS OF SELLER SET FORTH IN THIS AGREEMENT OR THE OTHER DEFINITIVE PROPERTY AGREEMENTS, PURCHASER HAS NOT RELIED AND WILL NOT RELY ON, AND SELLER HAS NOT MADE, DOES NOT MAKE AND SPECIFICALLY NEGATES AND DISCLAIMS, AND SELLER IS NOT LIABLE FOR OR BOUND BY, ANY REPRESENTATIONS, WARRANTIES, PROMISES, COVENANTS, AGREEMENTS OR GUARANTIES OF ANY KIND OR CHARACTER WHATSOEVER, WHETHER EXPRESS OR IMPLIED, ORAL OR WRITTEN, PAST, PRESENT OR FUTURE, OF, AS TO, CONCERNING OR WITH RESPECT TO (I) THE VALUE OF, OR INCOME TO BE DERIVED FROM, THE PROPERTY; (II) THE SUITABILITY OF THE REAL PROPERTY AND IMPROVEMENTS FOR ANY AND ALL ACTIVITIES AND USES WHICH PURCHASER MAY CONDUCT THEREON, INCLUDING THE POSSIBILITY FOR FUTURE DEVELOPMENT OF THE REAL PROPERTY; (III) THE HABITABILITY, MERCHANTABILITY, MARKETABILITY, PROFITABILITY OR FITNESS FOR A PARTICULAR PURPOSE OF THE PROPERTY; (IV) THE QUALITY, STATE OF REPAIR OR LACK OF REPAIR OF THE PROPERTY; (V) THE QUALITY OR CONDITION OF THE PROPERTY, INCLUDING, WITHOUT LIMITATION, THE WATER, SOIL AND GEOLOGY; (VI) THE PAST, PRESENT OR FUTURE COMPLIANCE OF OR BY THE REAL PROPERTY OR ITS OPERATION WITH ANY LAWS, RULES, ORDINANCES OR REGULATIONS OF ANY APPLICABLE GOVERNMENTAL AUTHORITY OR BODY (INCLUDING, WITHOUT LIMITATION, PARKING, ZONING AND BUILDING CODES); (VIII) COMPLIANCE WITH ANY ENVIRONMENTAL LAWS; (IX) THE PRESENCE OR ABSENCE OF HAZARDOUS MATERIALS AT, ON UNDER, OR ADJACENT TO THE REAL PROPERTY; (X) THE CONTENT, COMPLETENESS OR ACCURACY OF ANY DUE DILIGENCE MATERIALS DISCLOSED OR DELIVERED TO PURCHASER; (XI) THE FACT THAT ALL OR A PORTION OF THE REAL PROPERTY MAY BE LOCATED ON OR NEAR AN EARTHQUAKE FAULT LINE; (XII) THE EXISTENCE OF VESTED LAND USE, ZONING OR BUILDING ENTITLEMENTS AFFECTING THE REAL PROPERTY (EXCEPT WITH REGARD TO THE ENTITLEMENT CONDITION); OR (XIII) ANY OTHER MATTER AFFECTING OR RELATED TO THE PROPERTY. PURCHASER FURTHER ACKNOWLEDGES AND AGREES THAT SOME OR ALL OF ANY INFORMATION MADE AVAILABLE TO PURCHASER WITH RESPECT TO THE PROPERTY WERE OBTAINED FROM UNAFFILIATED THIRD-PARTY CONSULTANTS AND THAT SELLER HAS NOT MADE ANY INDEPENDENT INVESTIGATION OR VERIFICATION OF SUCH INFORMATION AND MAKES NO REPRESENTATIONS AS TO THE ACCURACY OR COMPLETENESS OF SUCH INFORMATION, EXCEPT TO THE EXTENT SET FORTH IN THIS AGREEMENT OR IN ANY OTHER DEFINITIVE PROPERTY AGREEMENT.

9.2 PURCHASER REPRESENTS TO SELLER THAT PURCHASER HAS CONDUCTED, OR WILL CONDUCT PRIOR TO CLOSING, SUCH INVESTIGATIONS OF THE PROPERTY, INCLUDING, BUT NOT LIMITED TO, THE PHYSICAL AND ENVIRONMENTAL CONDITIONS THEREOF, WATER RIGHTS, AND THE CONDITION OF THE IMPROVEMENTS LOCATED THEREON, AS PURCHASER DEEMS NECESSARY OR DESIRABLE TO SATISFY ITSELF AS TO THE CONDITION OF THE PROPERTY AND THE EXISTENCE OR NONEXISTENCE OR CURATIVE ACTION TO BE TAKEN WITH RESPECT TO ANY HAZARDOUS OR TOXIC SUBSTANCES ON OR DISCHARGED FROM THE PROPERTY, AND WILL RELY SOLELY UPON SAME AND NOT UPON ANY INFORMATION PROVIDED BY OR ON BEHALF OF SELLER OR ITS AGENTS OR EMPLOYEES WITH RESPECT THERETO, OTHER THAN SUCH REPRESENTATIONS, WARRANTIES AND COVENANTS OF SELLER AS ARE EXPRESSLY SET FORTH IN THIS AGREEMENT. UPON CLOSING, PURCHASER SHALL ASSUME THE RISK THAT ADVERSE MATTERS, INCLUDING, BUT NOT LIMITED TO, CONSTRUCTION DEFECTS AND ADVERSE PHYSICAL AND ENVIRONMENTAL CONDITIONS, MAY NOT HAVE BEEN REVEALED BY PURCHASER’S INVESTIGATIONS, AND PURCHASER, UPON CLOSING, SHALL BE DEEMED TO HAVE WAIVED, RELINQUISHED AND RELEASED SELLER AND ITS AFFILIATES (AND THEIR OFFICERS, DIRECTORS, SHAREHOLDERS, EMPLOYEES AND AGENTS) FROM AND AGAINST ANY AND ALL CLAIMS, DEMANDS, CAUSES OF ACTION (INCLUDING CAUSES OF ACTION IN TORT), LOSSES, DAMAGES, LIABILITIES, COSTS AND EXPENSES (INCLUDING REASONABLE ATTORNEYS’ FEES) OF ANY AND EVERY KIND OR CHARACTER, KNOWN OR UNKNOWN, WHICH PURCHASER MIGHT HAVE ASSERTED OR ALLEGED AGAINST SELLER AT ANY TIME BY REASON OF OR ARISING OUT OF ANY LATENT OR PATENT CONSTRUCTION DEFECTS OR PHYSICAL CONDITIONS, VIOLATIONS OF ANY APPLICABLE LAWS AND ANY AND ALL OTHER ACTS, OMISSIONS, EVENTS, CIRCUMSTANCES OR MATTERS REGARDING THE PROPERTY, IN EACH CASE EXCEPT WITH RESPECT TO ANY ONE OR MORE OF THE FOLLOWING: (I) THE EXPRESS REPRESENTATIONS, WARRANTIES OR COVENANTS OF SELLER SET FORTH IN THIS AGREEMENT OR IN ANY OTHER DEFINITIVE PROPERTY AGREEMENT; (II) ANY ACT OR OMISSION OF SELLER THAT CONSTITUTES FRAUD, INTENTIONAL MISREPRESENTATION, GROSS NEGLIGENCE, CRIMINAL ACT OR WILLFUL MISCONDUCT IN CONNECTION WITH THIS AGREEMENT, ANY DEFINITIVE PROPERTY DOCUMENTS OR THE TRANSACTION; AND (III) ANY PERSONAL INJURY OR PROPERTY DAMAGE CLAIMS THAT ARISE AS A RESULT OF ANY EVENT OR CONDITION THAT OCCURS OR EXISTS PRIOR TO THE CLOSING PROVIDED SUCH INJURY OR DAMAGE OCCURS PRIOR TO THE CLOSING AND IS CAUSED BY SELLER OR ANY OF ITS AFFILIATES. WITH RESPECT SOLELY TO THE MATTERS RELEASED BY PURCHASER PURSUANT TO THE FOREGOING PROVISIONS OF THIS SECTION 9.2, PURCHASER WAIVES, UPON CLOSING, THE PROVISIONS OF CALIFORNIA CIVIL CODE SECTION 1542 WHICH PROVIDES THAT:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.”

/s/ [ILLEGIBLE]	/s/ [ILLEGIBLE]
SELLER’S INITIALS	PURCHASER’S INITIALS

9.3 Except with respect to (a) damages as may be awarded to any person that is neither the Seller nor an Affiliate of Seller in connection with any claim brought by such person that is within the scope of the indemnification obligations of Purchaser pursuant to Section 8.2 or (b) any act or omission of Seller that constitutes fraud, intentional misrepresentation, gross negligence, criminal conduct or willful misconduct in connection with this Agreement, any Definitive Property Documents or the Transaction, in no circumstances shall either Party (or the Affiliates of each, and their respective members, shareholders, officers, directors, agents and employees) be liable to the other Party (or its Affiliates, and their respective successors, assigns, partners, members, shareholders, officers, directors, agents, representatives and employees) for any consequential, incidental, indirect, special, exemplary or punitive damages (including loss of production, goodwill, actual or anticipated profits, revenues or product, increased expense of borrowing or financing, damage to property or equipment; and increased cost of capital) arising out of this Agreement; and, regardless of whether any such claim arises out of breach of contract, guarantee or warranty, tort (including negligence and strict liability), product liability, indemnity, contribution, strict liability or any other legal or equitable theory.

9.4 Notwithstanding anything to the contrary contained in this Agreement, if the Closing occurs, then Seller’s liability to Purchaser thereafter for any damages, claims, demands, suits, causes of action, losses, costs, expenses or liabilities arising from or in connection with Seller’s breach of any of its representations or warranties set forth in this Agreement shall not, in the aggregate, exceed an amount equal to (a) with respect to a breach by Seller of a Seller Fundamental Representation, one hundred percent (100%) of the Purchase Price, and (b) with respect to any other breach, ten percent (10%) of the Purchase Price (the “Seller Liability Cap”), regardless of whether such liability arises out of breach of contract, tort, product liability, contribution, strict liability or any other legal or equitable theory; provided, that Purchaser shall not be entitled to assert any claim for indemnification under this Agreement for a breach of any representation or warranty until the aggregate amount of the indemnifiable losses that may be recovered equals or exceeds Two Hundred and Fifty Thousand Dollars ($250,000) (the “Basket”), in which case Seller will be liable for all losses, including the Basket, subject to the Seller Liability Cap; provided, further, that as covenants that shall survive the Closing, this Section 9.4 shall not apply to any damages, CLOSING AND IS CAUSED BY SELLER OR ANY OF ITS AFFILIATES. WITH RESPECT SOLELY TO THE MATTERS RELEASED BY PURCHASER PURSUANT TO THE FOREGOING PROVISIONS OF THIS SECTION 9.2, PURCHASER WAIVES, UPON CLOSING, THE PROVISIONS OF CALIFORNIA CIVIL CODE SECTION 1542 WHICH PROVIDES THAT:

9.5 In the event the Closing occurs, then Seller shall not thereafter be liable to Purchaser for any claim or damages to the extent resulting from a breach of a representation, warranty or covenant of Seller set forth in this Agreement if Purchaser or, with respect to facts, events or conditions existing prior to the California APA Closing Date, GIPI had Knowledge, at any time prior to the Closing, of the facts, events or conditions constituting or resulting in such breach of representation, warranty or covenant unless on or prior to the Closing, Seller represents or warrants to Purchaser, or otherwise informs Purchaser in writing, that such breach has been cured.

10.          Escrow Instructions and Closing Deliveries. Escrow Holder is instructed to conduct the Closing process in accordance with the provisions of this Agreement.

10.1 Delivery by Seller. At least one (1) Business Day prior to the Closing Date, Seller shall provide, or cause to be provided, to Escrow Holder:

(a)               A grant deed in the form of Exhibit B (the “Deed”), duly executed and acknowledged by Seller;

(b)               A bill of sale and assignment agreement in the form of Exhibit C (the “Bill of Sale and Assignment”), duly executed by Seller;

(c)               A certificate of Seller in the form of Exhibit D (the “Seller Closing Certificate”), duly executed by Seller through its duly-authorized representative;

(e)               A certificate of “non-foreign” status in the form of Exhibit E and an original certificate sufficient to exempt Seller from any applicable state withholding requirement with respect to the sale contemplated by this Agreement, each duly executed by Seller;

(f)                As contemplated by the Second Amendment, an original license agreement in the form of Exhibit F (the “License Agreement”), duly executed by the licensee thereunder;

(g)               The Termination Agreement, duly executed by Seller and Lessee (which Termination Agreement shall, in any event, provide for prorations substantially in the manner of prorations under Section 11 with respect to Contracts in the name of Lessee and which are being assigned to Purchaser hereunder);

(h)               A bill of sale and assignment agreement with respect to those Personal Property, Contracts and Intangibles in the name of Lessee (other than the Excluded Property), in substantially of the form of the Bill of Sale and Assignment and otherwise in form and substance reasonably acceptable to Purchaser (the “Lessee Bill of Sale and Assignment”), duly executed by Lessee;

(i)                The Seller Parent Guaranty, duly executed by Seller Parent;

(j)                To the extent they are then in Seller’s possession and have not theretofore been delivered to Purchaser, all keys and other access control devices for the Property; and

(k)               Such other instruments and documents, duly executed by Seller, as may be reasonably requested by Escrow Holder or Title Company and are reasonably required to transfer and convey the Property to Purchaser in accordance with this Agreement, including, without limitation, an owner’s affidavit and gap indemnity in Title Company’s customary form.

10.2 Delivery by Purchaser. At least one (1) Business Day prior to the Closing Date, Purchaser shall provide, or cause to be provided, to Escrow Holder:

(a)               The Bill of Sale and Assignment and Lessee Bill of Sale and Assignment, each duly executed by Purchaser;

(b)               The License Agreement, duly executed by Purchaser;

(c)               A certificate of Purchaser in the form of Exhibit G (the “Purchaser Closing Certificate”), duly executed by Purchaser through its duly-authorized representative; and

(d)              Such other instruments and documents as may be reasonably requested by Escrow Holder and are reasonably required to transfer and convey the Property to Purchaser in accordance with this Agreement.

10.3 Closing Statement. At least five (5) Business Days prior to the Closing Date, Escrow Holder shall deliver to Seller and Purchaser a pro forma closing statement which sets forth the prorations and other credits and debits contemplated by this Agreement, which closing statement shall be subject to the approval of Seller and Purchaser prior to the Closing (as approved by Seller and Purchaser, the “Closing Statement”). The Closing Statement shall be promptly executed and delivered by Seller and Purchaser in order to allow the Closing to occur on the Closing Date as contemplated by this Agreement.

11.            Prorations and Credits; Audit.

11.1  General. The following shall be prorated between Seller and Purchaser as of the Closing Date (on the basis of the actual number of days elapsed over the applicable period), with Purchaser being deemed to be the owner of the Property during the entire day on the Closing Date and being entitled to receive all operating income of the Property, and being obligated to pay all operating expenses of the Property, with respect to the Closing Date:

11.1.1            All real estate and personal property taxes and assessments on the Property for the current year. If any assessments on the Property are payable in installments, then the installment for the current period shall be prorated (with Purchaser assuming the obligation to pay any installments due after the Closing Date);

11.1.2            Any other items of operating income or operating expense which are customarily apportioned between the parties in real estate closings of comparable properties in the metropolitan area where the Property is located, as applicable; and

11.1.3            Purchaser shall transfer all utilities to its name as of the Closing Date, and where necessary. Seller shall use commercially reasonable efforts to cause all utility meters to be read as of the Closing Date. Within thirty (30) days after the Closing Date, Purchaser shall pay to Seller an amount equal to all utility deposits that were assigned to Purchaser at or following Closing. All charges for utilities shall be prorated outside of the escrow contemplated herein within sixty (60) days after the Closing Date.

11.2 Calculation. The prorations and corresponding adjustments or payments shall be made on the basis of the Closing Statement. In the event any prorations or apportionments made under this Section 11 shall prove to be incorrect for any reason, then any Party shall be entitled to an adjustment to correct the same. Any item which cannot be finally prorated because of the unavailability of information shall be tentatively prorated on the basis of the best data then available and reprorated when the information is available, but in any event no later than one (1) year after the Closing Date, whereupon each Party agrees to promptly make adjusting payment(s) corresponding to any such reproration. The provisions of this Section 11.2 shall survive the Closing.

11.3 Property Tax Appeals. Seller may file and/or prosecute an application for the reduction of the assessed valuation of the Property or any portion thereof for real estate taxes or a refund of real estate taxes previously paid to the State of California and/or to Ventura County, the City of Camarillo or any other local Governmental Authority (i) for any fiscal period prior to the fiscal year in which the Closing shall occur without the prior consent of Purchaser, and (ii) for the fiscal year in which the Closing shall occur, provided Purchaser shall have consented with respect thereto, which consent shall not be unreasonably withheld or delayed. The amount of any tax refunds (net of attorneys’ fees and other costs of obtaining such tax refunds) with respect to any portion of the Property for the tax year in which the Closing occurs shall be apportioned between Seller and Purchaser as of the Closing with a prior allocation of the portion thereof that must be returned to Lessee pursuant to the terms of the Leases; Seller hereby agreeing to be responsible for the return of such refund to such tenants or licensees for the period up to and including the Closing and Purchaser having such obligation for the return of such refunds attributable to the period after the Closing. If, in lieu of a tax refund, a tax credit is received with respect to any portion of the Property for the tax year in which the Closing occurs, then with a prior allocation of the portion thereof which must be returned to Lessee pursuant to the terms of the Leases in the same manner as set forth above, (x) the tax credit apportionment shall be readjusted between Seller and Purchaser within thirty (30) days after receipt by Seller or Purchaser, as the case may be, of evidence of the actual amount of such tax credit (net of attorneys’ fees and other costs of obtaining such tax credit), and (y) upon realization by Purchaser of a tax savings on account of such credit, Purchaser shall pay to Seller an amount equal to the savings realized (as apportioned). The provisions of this paragraph shall survive the Closing.

11.4 Audit. Seller agrees, on behalf of itself and the relevant Affiliates of Seller, that Seller and its Affiliates which owned or controlled the Property immediately prior to the Closing shall be subject to audit, promptly upon demand by Purchaser, pursuant to U.S. PCAOB auditing standards, for the three (3) fiscal years immediately preceding the Closing (or such lesser number of fiscal years corresponding to the time periods such entities have been in existence) and, in that regard, Seller shall cause its relevant Affiliates to be so audited, all at Seller’s cost and expense. The provisions of this paragraph shall survive the Closing.

12.            Conditions to Closing.

12.1 Purchaser Conditions to Closing. Notwithstanding anything in this Agreement that may be construed to the contrary, the following shall be conditions precedent to the obligation of Purchaser to proceed with the Closing (collectively, the “Purchaser Closing Conditions”):

12.1.1      The Entitlement Condition shall have been satisfied. For purposes of this Agreement, “Entitlement Condition” means the issuance of all of the following:

(a)           a Ventura County Commercial Cannabis Activity Zoning Clearance issued by the Ventura County Resources Management Agency, Planning Division, in accordance with the Ventura County Ordinance Code and provisions of Measure O approved by Ventura County ballot referendum on November 3, 2020;

(b)           a Ventura County Cannabis Business License allowing Purchaser to conduct Cannabis Use on the Property; and

(c)           in the event of any timely made appeal or legal challenge being pursued (whether by administrative appeal, lawsuit or otherwise) before an applicable Governmental Authority with respect to the issuance of one or more of the above-described entitlements, approvals and Permits (each, an “Entitlement Appeal”), upon the final resolution of any such Entitlement Appeal in favor of Purchaser (whether by final judgment, dismissal with prejudice, dismissal of any appeal, settlement or otherwise);

12.1.2      No governmental moratorium shall have been enacted and be continuing with respect to Cannabis Use that would apply to all or any “material” portion of the Real Property; provided, that a portion of Real Property shall be deemed “material” if the surface land area of such portion comprises three percent (3%) or more of the aggregate surface land area of the Property;

12.1.3      Prior to the Closing, the Title Company shall have irrevocably committed to issue, as of the Closing, a guaranty or an optionee’s policy of title insurance in favor of Purchaser, guaranteeing or insuring that Purchaser is, as of the Closing, the holder of the Option, with a liability limit in an amount not less than $100,000,000, and which contains no exceptions to coverage other than (x) Permitted Liens; and (y) Permitted Exceptions;

12.1.4      The Title Company shall be irrevocably committed to issue, as of the Closing, an Owner’s Policy of Title Insurance in favor of Purchaser, insuring that Purchaser is, as of the Closing, the fee owner of the Property, with a liability limit in an amount not less than the Purchase Price, and which contains no exceptions to coverage other than (x) Permitted Liens; and (y) Permitted Exceptions;

12.1.5      The Master Lease and Ground Lease shall each have been terminated, pursuant to a form of termination agreement satisfactory to Purchaser (the “Termination Agreement”), which Termination Agreement shall be deemed to be effective immediately prior to the Closing, conditioned only on Purchaser’s execution and delivery of the License Agreement as of the Closing; provided, that Purchaser may not waive the Purchaser Condition Precedent set forth in this Section 12.1.5;

12.1.6      GIPI, as the seller, and the Purchaser, as the buyer, shall have been in a position to close the sale to the Purchaser of the Option Rights in accordance with the Definitive Option PSA immediately prior to the Closing (or on any such earlier date as may be exercisable by Purchaser under the Definitive Option PSA);

12.1.7      Prior to the Closing, Seller shall have obtained, at Seller’s cost and expense, all consents listed on Schedule 7.1.2 in accordance with the respective terms of the applicable Contracts and Permits; and

12.1.8      As of the Closing Date, no material breach by Seller of any covenant, representation or warranty of Seller set forth in the California Option Agreement or this Agreement shall have occurred and remains uncured.

If less than all of the foregoing Purchaser Closing Conditions shall have been satisfied by the Outside Date, unless otherwise waived in writing by Purchaser, then Purchaser may elect, by written notice to Seller, to terminate this Agreement (the “Conditions Termination Notice”). This Agreement shall terminate concurrently with Purchaser’s delivery of the Conditions Termination Notice, in which event (i) each Party hereto shall have no further liability or obligation to the other (other than any liabilities or obligations that, by the express terms of this Agreement, are provided to survive the termination of this Agreement), (ii) as a covenant that shall survive any termination of this Agreement pursuant to this paragraph, the Deposit shall be immediately returned to Purchaser without deduction in accordance with Section 4.4, and (iii) as an additional covenant that shall survive any termination of this Agreement pursuant to this paragraph, the Option Rights under the California Option Agreement shall automatically revert to GIPI without further action of the Parties, and Purchaser shall be deemed to have waived all rights (but not defenses) under the California Option Agreement.

12.2         Seller Conditions to Closing. Seller shall have no obligation to proceed with the Closing unless and until the following conditions precedent and contingencies have been satisfied (or waived in writing by Seller):

12.2.1      All funds and instruments required under this Agreement to be delivered by Purchaser to Seller or Escrow Holder on or prior to the Closing Date shall have been delivered in accordance with applicable provisions of this Agreement; and

12.2.2      As of the Closing Date, no material breach by Purchaser of any covenant, representation or warranty of Purchaser set forth in this Agreement shall have occurred and remains uncured.

13.           Default and Remedies. The provisions of this Section 13 shall survive the termination of this Agreement.

13.1 DEFAULT (PURCHASER). IF ALL OF PURCHASER’S CLOSING CONDITIONS SHALL HAVE BEEN SATISFIED AS REQUIRED BY SECTION 12.1 AND PURCHASER BREACHES THIS AGREEMENT IN ANY MATERIAL RESPECT AND, AS A RESULT OF SUCH BREACH, THE CLOSING DOES NOT OCCUR, THEN AS SELLER’S SOLE AND EXCLUSIVE REMEDY, SELLER SHALL BE RELEASED FROM SELLER’S OBLIGATION TO SELL THE PROPERTY TO PURCHASER AND, AS LIQUIDATED DAMAGES, SHALL BE ENTITLED TO KEEP SUCH PORTION OF THE DEPOSIT AS SELLER IS ENTITLED TO KEEP PURSUANT TO THE TERMS AND CONDITIONS OF THE PROPERTY ESCROW AGREEMENT (TAKING INTO ACCOUNT ANY AGREEMENT SELLER MAY HAVE WITH GIPI WITH RESPECT TO THE SHARING OR ALLOCATION OF SUCH DEPOSIT), WHICH SHALL BE DEEMED TO CONSTITUTE A REASONABLE ESTIMATE OF THE DAMAGES AND COSTS INCURRED BY SELLER AS A RESULT OF SUCH DEFAULT BY PURCHASER, IT BEING AGREED THAT SELLER’S ACTUAL DAMAGES WOULD BE DIFFICULT TO COMPUTE AND THAT SAID AMOUNT OF LIQUIDATED DAMAGES BEARS A REASONABLE RELATIONSHIP TO SELLER’S PROBABLE ACTUAL DAMAGES IN THE EVENT OF PURCHASER’S DEFAULT. THE REMEDIES SET FORTH IN THE FOREGOING PROVISIONS OF THIS SECTION 13.1 SHALL CONSTITUTE THE SOLE AND EXCLUSIVE REMEDY OF SELLER AND SHALL BE IN LIEU OF ANY OTHER MONETARY RELIEF AND OTHER RIGHTS AND REMEDIES TO WHICH SELLER MIGHT OTHERWISE BE ENTITLED (EXCEPT THAT NOTHING IN THIS SECTION 13.1 SHALL LIMIT (I) THE INDEMNITY OBLIGATIONS OF PURCHASER EXPRESSLY SET FORTH ELSEWHERE IN THIS AGREEMENT, OR (II) THE OBLIGATIONS OF PURCHASER UNDER SECTION 15.1 OR SECTION 15.4 HEREOF). PAYMENT OF THE SUMS DESCRIBED BY THE FOREGOING PROVISIONS OF THIS PARAGRAPH TO SELLER AS LIQUIDATED DAMAGES IS NOT INTENDED AS A FORFEITURE OR PENALTY WITHIN THE MEANING OF CALIFORNIA CIVIL CODE SECTIONS 3275 OR 3369, BUT INSTEAD, IS INTENDED TO CONSTITUTE LIQUIDATED DAMAGES TO SELLER PURSUANT TO SECTIONS 1671, 1675, 1676 AND 1677 OF THE CALIFORNIA CIVIL CODE.

/s/ [ILLEGIBLE]	/s/ [ILLEGIBLE]
SELLER’S INITIALS	PURCHASER’S INITIALS

13.2            Default (Seller). If Seller breaches, in any material respect, any one or more of Seller’s covenants, representations or warranties under this Agreement and as result thereof, the Closing fails to occur, then Purchaser must send Seller a notice that Purchaser considers Seller to be in default, which notice provides a reasonably detailed statement of the nature of the default. Upon receipt of that notice, Seller shall have thirty (30) days in which to fulfill Seller’s obligations. Purchaser agrees that Purchaser’s sole remedy in the event that Seller does not fulfill its obligations prior to the expiration of the thirty (30) day cure period shall be to elect one (but not both) of the following: (i) terminate this Agreement upon written notice delivered promptly to Seller, in which event, the Deposit shall be immediately returned to Purchaser without deduction and Seller shall reimburse Purchaser for all out-of-pocket costs and expenses paid or incurred by Purchaser in connection with the Transaction, up to a maximum reimbursement of One Million Dollars ($1,000,000) (and in the event of such termination, the Parties shall have no further obligation to each other under this Agreement except for those obligations hereunder which, by their terms, survive the termination of this Agreement), or (ii) provided that Purchaser is ready, willing and able to proceed with the Closing in accordance with this Agreement, keep this Agreement in full force and effect and pursue an action for specific performance against Seller by filing a suit for specific performance in a court of competent jurisdiction no later than the date that is sixty (60) days after the Closing was to have occurred under this Agreement. Failure by Purchaser to timely and validly file such action for specific performance shall be deemed Purchaser’s election to terminate this Agreement in accordance with clause (i) of the preceding sentence. Notwithstanding the foregoing or anything in this Agreement that may be construed to the contrary: (x) if the nature of Seller’s breach or default is in the nature of fraud, intentional misrepresentation or failure to disclose, gross negligence, criminal conduct or willful misconduct, then Purchaser shall have all rights and remedies at law or in equity, including the right to pursue damages, including, without limitation, punitive or exemplary damages; and (y) nothing in this Section 13.2 shall limit the obligations of Seller under Section 15.1 or Section 15.4 hereof.

14.            Casualty/Condemnation.

14.1            Condemnation. In the event that, prior to the Closing Date, all or a portion of the Property is taken pursuant to eminent domain proceedings or any Governmental Authority issues any written notice indicating the intent on the part of any Governmental Authority to take all or any portion of the Property by eminent domain proceedings (each, an “ED Event”), then Purchaser may, at its sole and absolute discretion, thereafter terminate this Agreement by written notice to Seller, whereupon the Deposit shall be promptly returned to Purchaser and no Party hereto shall have any further obligation in connection herewith except under those provisions that expressly survive a termination of this Agreement. If, notwithstanding the occurrence of any ED Event, Purchaser elects not to terminate this Agreement pursuant to its rights under this Section 14.1, then Seller shall, upon the Closing, assign to Purchaser all rights and claims of Seller respecting such ED Event and all condemnation proceeds relating thereto; provided, however, that to the extent Seller shall have, prior to the Closing, received any such condemnation proceeds, then at the Closing, the aggregate amounts so received by Seller shall be credited against the Purchase Price.

14.2            Casualty. If, prior to the Closing, all or any portion of the Property is damaged by fire or any other cause whatsoever, Seller shall promptly give Purchaser written notice of such damage. Risk of loss for damage to all or any part of the Property by fire or other casualty from the Effective Date up to the Closing Date will be on Seller.

14.2.1         Minor Damage. If the cost for repairing such damage is equal to or less than FIVE HUNDRED THOUSAND AND 00/100 DOLLARS ($500,000.00) (as determined by an independent construction professional and appraiser selected by Seller and reasonably acceptable to Purchaser), then Purchaser shall have the right at Closing to receive a credit for the amount of the deductible (to the extent not already applied by Seller to the repair or restoration of the Property) plus all insurance proceeds received by Seller as a result of such damage, or an assignment of Seller’s rights to such insurance proceeds, and this Agreement shall continue in full force and effect with no reduction in the Purchase Price, and Seller shall have no further liability or obligation to repair such damage or to replace the Property. Notwithstanding the foregoing, if any portion, but less than one hundred percent (100%), of such cost of repair is covered by Seller’s insurance (other than Seller’s deductible), then Purchaser shall, at the Closing, receive a credit against the Purchase Price for the amount of the uninsured portion (or if the entire cost of repair is not covered by insurance, a credit for the amount of the entire cost of repair, with no deduction for Seller’s deductible).

14.2.2         Major Damage. If the cost for repairing such damage is greater than FIVE HUNDRED THOUSAND AND 00/100 DOLLARS ($500,000.00) (as determined by an independent construction professional and appraiser selected by Seller and reasonably acceptable to Purchaser), then Purchaser shall have the option, exercisable by written notice delivered to Seller and Escrow Agent within five (5) Business Days after Seller’s notice of damage to Purchaser, either (i) to receive a credit for the amount of the deductible (to the extent not already applied by Seller to the repair or restoration of the Property) plus all insurance proceeds received by Seller as a result of such loss, or an assignment of Seller’s rights to such insurance proceeds, and this Agreement shall continue in full force and effect with no reduction in the Purchase Price, and Seller shall have no further liability or obligation to repair such damage or to replace the Property; or (ii) to terminate this Agreement. If Purchaser elects to terminate this Agreement, the Deposit shall be promptly returned to Purchaser, and thereafter neither party will have any further rights or obligations hereunder, except for any obligations that expressly survive the termination of this Agreement. If Purchaser fails to notify Seller within such five (5) Business Day of its election, then Purchaser shall be deemed to have elected option (ii). The provisions of this Section 14.2.2 shall survive the termination of this Agreement pursuant to this Section 14.2.2.

15.            Miscellaneous. The provisions of this Section 15 shall survive the Closing and any termination of this Agreement.

15.1            Broker’s Commissions. Seller represents and warrants to Purchaser that Seller has not engaged or otherwise dealt with any finder or broker in connection with this Agreement. Purchaser represents and warrants to Seller that Purchaser has not engaged or otherwise dealt with any finder or broker in connection with this Agreement. Each Party shall be responsible for the payment of all brokerage commissions that now or may hereafter become due and payable in connection with this Agreement, if any, based on any arrangement or agreement made by on or behalf of such Party, and such Party (the “Indemnifying Party”) shall indemnify, defend and hold harmless the other Party for, from and against all claims, suits, demands, losses, damages, costs and expenses (including attorneys’ fees and costs) arising as a result of or in connection with any breach by the Indemnifying Party of any of its representations, warranties or covenants set forth in this Section 15.1.

15.2            Further Assurances. Each of the Parties shall execute such other and further documents and do such further acts as may be reasonably required to effectuate the intent of the parties and carry out the terms of this Agreement.

15.3            Waiver, Consent and Remedies. Either Party may specifically and expressly waive in writing any portion of this Agreement or any breach thereof, but no such waiver shall constitute a further or continuing waiver of any preceding or succeeding breach of the same or any other provision. A waiving party may at any time thereafter require further compliance by the other with any provision previously waived or breached. The consent by one party to any act by the other for which such consent was required shall not be deemed to imply consent or waiver of the necessity of obtaining such consent for the same or any similar acts in the future. No waiver or consent shall be implied from silence or any failure or any party to act, except as otherwise specified in the Agreement. All rights and remedies contained in this Agreement shall be cumulative and no one of them shall be exclusive of any other.

15.4            Attorneys’ Fees. If Seller or Purchaser brings any suit or other proceeding, including an arbitration proceeding, with respect to the subject matter or the enforcement of this Agreement, the prevailing party (as determined by the court, agency, arbitrator or other authority before which such suit or proceeding is commenced), in addition to such other relief as may be awarded, shall be entitled to recover reasonable attorneys’ fees, expenses and costs actually incurred. The foregoing includes attorneys’ fees, expenses and costs of investigation (including those incurred in appellate proceedings), costs incurred in establishing the right to indemnification, or in any action or participation in, or in connection with, any case or proceeding under Chapter 7, 11 or 13 of the Bankruptcy Code (11 United States Code Sections 101 et seq.), or any successor statutes.

15.5            Notices. Any communications between or among the parties hereto or regular notices provided herein to be given shall be given to the following addresses:

To Purchaser:

GH Camarillo LLC

3645 Long Beach Boulevard

Long Beach, California 90807

Attn: Kyle D. Kazan

Email: kyle@glasshousegroup.com

With a copy (which shall not constitute notice) to:

Venable LLP

2049 Century Park East, Suite 2300

Los Angeles, California 90064

Attn: Matthew A. Portnoff, Esq.

Email: mportnoff@venable.com

To Seller:

CEFF Camarillo Property, LLC

c/o Controlled Environment Foods Fund, LLC

411 NW Park Ave, Suite 401

Portland, Oregon 97209

Attn: General Counsel

Email: campbell@eq-cap.com

With a copy (which shall not constitute notice) to:

Amis, Patel & Brewer, LLP

1399 New York Ave, NW, Suite 701

Washington, DC 20005

Attn: Rusty Brewer

Email: rustybrewer@apbllp.com

Any notice that is personally served shall be effective upon the date of service; any notice given by U.S. Mail shall be deemed effectively given, if deposited in the United States Mail, registered or certified with return receipt requested, postage prepaid and addressed as provided above, on the date of receipt, refusal or non-delivery indicated on the return receipt. In addition, a party hereto may send notices by electronic mail, or by a nationally recognized overnight courier service which provides written proof of delivery (such as U.P.S. or Federal Express). Any notice sent by electronic mail shall be effective upon confirmation of receipt in legible form, and any notice sent by a nationally recognized overnight courier shall be effective on the date of delivery to the appropriate party hereto at its address specified above as set forth in the courier’s delivery receipt. A party hereto may, by notice to the other parties from time to time in the manner herein provided, specify a different address for notice purposes.

15.6            Entire Agreement; No Recording. This Agreement and the documents contemplated herein constitute the entire agreement between the Parties hereto pertaining to the subject matter hereof, and the final, complete and exclusive expression of the terms and conditions hereof. All prior agreements, representations, negotiations and understandings of the Parties, oral or written, express or implied, pertaining to the subject matter hereof are hereby superseded and are null and void. This Agreement shall not be recorded unless the prior written consent of Seller is obtained, which consent Seller may withhold in Seller’ sole discretion; provided, however, that if Purchaser notifies the Seller that Purchaser desires to record a memorandum of this Agreement, then within a reasonable period of time after the Effective Date, Purchaser and Seller to execute, acknowledge and record a short memorandum of this Agreement, in form and substance reasonably acceptable to Purchaser and the Seller.

15.7            Governing Law; Venue. The validity, construction and operational effect of this Agreement shall be governed by the laws of the State of California, without regard to California’s choice of law rules or principles. Any dispute or claim arising under or related to this letter will be exclusively brought in the state or federal courts situated in Los Angeles County, California, and the parties expressly submit to the jurisdiction thereof and to venue therein.

15.8            Invalidity of Provision. If any portion of this Agreement is held to be invalid or unenforceable by a court of competent jurisdiction, the remainder of this Agreement shall remain in full force and effect.

15.9            Amendments. This Agreement may be amended only by written agreement signed by both of the Parties.

15.10          Counterparts. This Agreement may be executed in several counterparts and all such executed counterparts shall constitute one agreement, binding on all of the Parties, notwithstanding that all of the Parties are not signatories to the original or to the same counterpart. This Agreement shall not be binding unless and until all Parties have executed the Agreement.

15.11          Successors and Assigns. Subject to Section 15.12 below, this Agreement shall be binding upon and shall inure to the benefit of the successors and assigns of the parties hereto.

15.12          Assignment. Purchaser shall not directly or indirectly, in whole or in part, assign, transfer, pledge, delegate, encumber or hypothecate its rights, interests, claims or obligations under this Agreement without Seller’s prior written consent. Notwithstanding the foregoing, Purchaser shall have the right, without Seller’s consent, to assign all of Purchaser’s right, title and interest in and to this Agreement to any entity that GH/MPBAC directly or indirectly controls, is controlled by or is under common control with GH/MPBAC (a “GH/MPBAC Affiliate”). No assignment or other transfer by Purchaser shall be effective unless and until (a) no later than ten (10) days prior to the Closing, Purchaser shall have delivered written notice to Seller of Purchaser’s intent to enter into assignment or transfer to a GH/MPBAC Affiliate; and (b) Purchaser shall have delivered to Seller a written agreement fully executed by Purchaser and such GH/MPBAC Affiliate by which Purchaser unconditionally assigns to such assignee all of Purchaser’s rights and interests in and to this Agreement, and any amendments thereto, and such assignee presently and unconditionally assumes all of Purchaser’s duties, obligations and liabilities under this Agreement, and any amendments thereto.

15.13          Relationship of Parties. Seller and Purchaser shall not, by virtue of this Agreement, in any way or for any reason be deemed to have become a partner of the other in the conduct of its business or otherwise, or a joint venturer. In addition, by virtue of this Agreement there shall not be deemed to have occurred a merger or any joint enterprise between Seller and Purchaser.

15.14          Confidentiality. As covenants that shall survive the Closing and any termination of this Agreement for a period of one (1) year, each of the Parties will keep the existence and contents of this Agreement and the other Definitive Property Agreements strictly confidential except for disclosures required to be made to each respective party’s professional advisors, officers, shareholders, directors, and other representatives, or required disclosures pursuant to applicable stock exchange or regulatory requirements. In the event that either Seller or Purchaser becomes legally compelled to disclose any of the terms and conditions of this Agreement (the “Compelled Party”), the Compelled Party and its representatives shall provide the other Party with prompt prior written notice of such requirements so that such Party may seek a protective order or other appropriate remedy and/or waive compliance with the terms of this statement of confidentiality.

15.15          Public Statements. Neither Party may issue or make any public announcement, press release or statement regarding this Agreement or the Transaction unless such public announcement, press release or statement is issued jointly by the Parties; or, prior to the release of the public announcement, press release or statement, any such Party wishing to make any such public statement furnishes the other Party with a copy of such public announcement, press release or statement and obtains the approval of the other Party, such approval not to be unreasonably withheld, conditioned or delayed; provided, however, that, notwithstanding any failure to obtain such approval, no Party shall be prohibited from issuing or making any such public announcement, press release or statement if it is necessary to do so in order to comply with Applicable Laws, legal proceedings or the rules and regulations of any stock exchange having jurisdiction over such Party.

15.16          Headings. Headings at the beginning of each paragraph and subparagraph are solely for the convenience of the Parties and are not a part of this Agreement. Whenever required by the context of this Agreement, the singular shall include the plural and the masculine shall include the feminine and vice versa. This Agreement shall not be construed as if it had been prepared by one of the Parties, but rather as if both Parties had prepared the same. Unless otherwise indicated, all references to paragraphs and subparagraphs are to this Agreement. All exhibits referred to in this Agreement are attached hereto and incorporated by this reference.

15.17          Relationship of Seller and Lessee. The Parties acknowledge and agree that Lessee is not an Affiliate of Seller, and Seller does not control Lessee. Notwithstanding anything herein to the contrary, with respect to any obligations of Seller hereunder that will require an action to be undertaken by Lessee, Seller will use good faith efforts to cause Lessee to take such action, and any failure of Seller to fulfill an obligation material to the Transaction due to Lessee failing to take a required action will not be considered a breach of Seller’s obligation but may constitute a failure to satisfy the Purchaser Closing Conditions.

[Signature page follows]

IN WITNESS WHEREOF, Seller and Purchaser have executed this Agreement as of the date first above written.

Seller:

CEFF Camarillo Property, LLC,
a Delaware limited liability company

By: EqCEF I, LLC, its manager

By:	/s/ R. Thomas Amis
Name:	R. Thomas Amis
Title:	Principal

CEFF Camarillo Holdings, LLC,
a Delaware limited liability company

By: EqCEF I, LLC, its manager

By:	/s/ R. Thomas Amis
Name:	R. Thomas Amis
Title:	Principal

Purchaser:

GH CAMARILLO LLC,
a Delaware limited liability company

By:	/s/ Kyle D. Kazan
Name:	Kyle D. Kazan
Title:	Authorized Signatory

[Signature Page to Agreement to Sell and Acquire Real Estate

and Joint Escrow Instructions]

JOINDER BY ESCROW HOLDER

Peninsula Escrow, Inc., a California corporation, referred to in this Agreement as the “Escrow Holder,” hereby acknowledges that it received this Agreement executed by Seller and Purchaser as of March 29, 2021, and accepts the obligations of the Escrow Holder as set forth herein.

Peninsula Escrow, Inc., a California corporation

By:	/s/ Judy Shepherd
Name:	Judy Shepherd
Title:	3-29-2021

List of Exhibits and Schedules

Exhibit A	Legal Description of Land
Exhibit B	Form of Deed
Exhibit C	Form of Bill of Sale and Assignment
Exhibit D	Form of Seller Closing Certificate
Exhibit E	Form of FIRPTA
Exhibit F	Form of License Agreement
Exhibit G	Form of Purchaser Closing Certificate
Exhibit H	Form of Seller Parent Guaranty

Schedule 2.24	Contracts
Schedule 2.39	Excluded Contracts
Schedule 2.40	Excluded Property
Schedule 2.56	Leases
Schedule 2.72	Permitted Liens
Schedule 7.1.2	Consents
Schedule 7.1.6	Proceedings
Schedule 7.1.9	Compliance with Law
Schedule 7.1.16	Tax Proceedings

Exhibit A

Legal Description of Real Property

Parcel A:

The East 160 acres of Parcel C, Subdivision 68, Rancho El Rio de Santa Clara o’ La Colonia, in the County of Ventura, State of California, as per Map recorded in Book 3, Page 12 of Maps, in the office of the County Recorder of said County.

EXCEPT from the East 160 acres, a 1/4th interest in and to all oil, gas and other hydrocarbon substances and all other minerals of every kind and nature lying below a depth of 550 feet below the surface of said land, but without the right of entry on the surface of said land or the subsurface thereof to a depth of 550 feet below the surface, as excepted in deed from John A. Maring, et al., recorded June 16,1964, Book 2561, Page 491 of Official Records.

ALSO EXCEPT the interest in a portion said land excepted in the deed from John A. Maring and wife, recorded May 31, 1967, Book 3149, Page 109 of Official Records, as follows: “Reserving and excepting however unto the grantors, their heirs, successors and assigns, a 1/4th interest in and to all oil, gas and other hydrocarbon substances and all other minerals of every kind and nature lying below a depth of 550 feet below the surface of said land, but without the right of entry on the surface of said land or the subsurface thereof to a depth of 550 feet below the surface.”

EXCEPT all oil, gas and other hydrocarbon substances and all other minerals of every kind and nature lying below a depth of 500 feet below the surface of said land, but without the right of entry on the surface of said land or the subsurface thereof to a depth of 500 feet below the surface, as reserved by Coast Farms, Inc., a California corporation, recorded November 30, 1995, as Document No. 95-148132 of Official Records.

Parcel B: A non-exclusive easement for irrigation water pipelines for use, repair, or replacement of the existing water line over the Northerly 25 feet of the following described property:

Parcel 1: The Northerly 1489.29 feet of the Westerly 1169.95 feet of Parcel B, Subdivision 60 of the Rancho El Rio de Santa Clara o’ La Colonia, in the County of Ventura, State of California. according to the map recorded in Book 3, Page 12 of Maps, in the office of the County Recorder of said County.

EXCEPT the Easterly 16.4459 acres thereof.

ALSO EXCEPT any portion lying within Parcel 6 herein.

Exhibit A

Parcel 2: That portion of Parcel B, Subdivision 68 of the Rancho El Rio de Santa Clara o’ La Colonia, in the County of Ventura, State of California, according to the map recorded in Book 3, Page 12 of Maps, in the office of the County Recorder of said County, described as follows:

Beginning at the intersection of the Northerly line of said Parcel B with the Westerly line of the Easterly 200 acres of Parcels B and C of said Subdivision 68; thence along said Westerly line,

1st: South 2655.84 feet to the Southerly line of Parcel B; thence along said Southerly line,

2nd: West 343.21 feet, more or less, to the Southeasterly corner of the South 925 feet of the West 1656 feet of said Parcel B; thence along the East line of said land,

3rd: North 925 feet on the Northeast comer of said land; thence along the North line of said land,

4th: West 480.95 feet more or less, to the intersection with a line parallel with said Westerly line of the Easterly 200 acres, distant Westerly 823.26 feet measured at right angles from said Westerly line of the Easterly 200 acres; thence along said parallel line,

5th: North 1730.84 feet to said Northerly line of Parcel B; thence along said Northerly line,

6th: East 823.26 feet to the point of beginning.

EXCEPT the interest in said land excepted in the deed from American Crystal Sugar Company, a corporation, recorded January 29, 1951 in Book 977, Page 58, Official Records, as follows:

ALSO EXCEPT the interest in said land excepted in the deed from John A. Maring and wife recorded May 31, 1967 in Book 3149, Page 109 of Official Records, as follows: “Reserving and excepting however unto the grantors, their heirs, successors and assigns, a 1/4th interest in and to all oil, gas and other hydrocarbon substances and all other minerals of every kind and nature lying below a depth of 550 feet below the surface of said land, but without the right of entry on the surface of said land or the subsurface thereof to a depth of 550 feet below the surface.”

Parcel 3:

The East 16.4556 acres of the following described property, the West line thereof to be parallel with the East line thereof; that portion of Parcel B, Subdivision 68 of the Rancho El Rio De Santa Clara o’ La Colonia, in the County of Ventura, State of California, according to the map recorded in Book 3, Page 12 of Maps, in the office of the County Recorder of said County, described as follows:

Beginning at the intersection of a line parallel with and distant Westerly 823.26 feet measured at right angles from the Westerly line of the Easterly 200 acres of Parcels B and C of said Subdivision 68, with the Northerly line of said Parcel B; thence along said parallel line,

1st: South 1489.20 feet; thence parallel with said Northerly line of Parcel B,

2nd: West 1169.95 feet to the Westerly line of said Parcel B; thence along said Westerly line,

3rd: North 1489.29 feet to the Northwesterly comer of said Parcel 8: thence along the Northerly line thereof

4th: East 1169.95 feet to the point of beginning.

ALSO. EXCEPT the interest in said land excepted in the deed from John A. Maring and wife recorded May 31, 1967 in Book 3149, Page 109 of Official Records, as follows:

“Reserving and excepting however unto the grantors, their heirs, successors and assigns a 1/4th interest in and to all oil, gas and other hydrocarbon substances and all other minerals of every kind and nature lying below a depth of 550 feet below the surface of said land, but without the right of entry on the surface of said land or the subsurface thereof to a depth of 550 feet below the surface.”

Exhibit A

Parcel 4:

The Westerly 40 acres of the Easterly 200 acres of Parcels Band C of Subdivision 68 of Rancho El Rio de Santa Clara o’ La Colonia, according to the map recorded in Book 3, Page 12 of Maps, in the office of the County Recorder of said County.

ALSO EXCEPT the interest in said land excepted in the deed from John A. Maring and wife recorded May 31, 1967 in Book 3149, Page 109 of Official Records, as follows:

“Reserving and excepting however unto the grantors, their heirs, successors and assigns, a 1/4th interest in and to all oil, gas and other hydrocarbon substances and all other minerals of every kind and nature lying below a depth of 550 feet below the surface of said land, but without the right of entry on the surface of said land or the subsurface thereof to a depth of 550 feet below the surface.”

Parcel 5:

That portion of Parcel B of Subdivision 68, of the Rancho El Rio de Santa Clara o’ La Colonia, in the County of Ventura, State of California, as per Map recorded in Book 3, Page 12 of Maps, in the office of the County Recorder of said County, described as follows:

Beginning at a point in the North line of said Parcel B. distant Easterly 334 feet from the East line of Wood Road; thence from said point of beginning,

1st: Easterly 170 feet along the North line of said Parcel B; thence,

2nd: South 185 feet; thence,

3rd: West 170 feet; thence,

4th: North 185 feet to the point of beginning.

ALSO EXCEPT the interest in said land excepted in the deed from John A. Maring and wife recorded May 31, 1967, in Book 3149 Page 109, as follows:

“Reserving and excepting however unto the grantors, their heirs, successors and assigns, a 1/4th interest in and to all oil, gas and other hydrocarbon substances and all other minerals of every kind and nature lying below a depth of 550 feet below the surface of said land, but without the right of entry on the surface of said land or the subsurface thereof to a depth of 550 feet below the surface.”

Exhibit A

Exhibit B

Form of Deed

RECORDING REQUESTED BY AND

WHEN RECORDED MAIL THIS DEED

AND TAX STATEMENTS TO

(space above this line for Recorder’s use only)

GRANT DEED

[Transfer Tax Declaration – to be inserted]

FOR VALUABLE CONSIDERATION, receipt of which is hereby acknowledged, CEFF Camarillo Property, LLC, a Delaware limited liability company ( “Grantor”), hereby GRANTS AND CONVEYS to GH CAMARILLO LLC, a Delaware limited liability company (“Grantee”), that certain real property (“Property”) located in the County of Ventura, State of California, and more particularly described on Exhibit A attached hereto and incorporated into this Grant Deed by this reference.

Dated:                                   , 2021

GRANTOR:

CEFF Camarillo Property, LLC,
a Delaware limited liability company

By: EqCEF I, LLC, its manager

By:
Name:	R. Thomas Amis
Title:	Principal

[Notary Acknowledgement Block – to be inserted]

[Exhibit A – to be inserted]

Exhibit B

Exhibit C

Form of Bill of Sale and Assignment

BILL OF SALE AND ASSIGNMENT AGREEMENT

FOR VALUABLE CONSIDERATION, receipt of which is hereby acknowledged, the undersigned, CEFF Camarillo Property, LLC, a Delaware limited liability company, and CEFF Camarillo Holdings, LLC, a Delaware limited liability company, jointly and severally as the seller (“Seller”), hereby sells, transfers, assigns and conveys to GH CAMARILLO LLC, a Delaware limited liability company (“Purchaser”), all of Seller’s rights, title and interests in the following, in each case free and clear of all Liens (other than Permitted Liens):

(i)            All Personal Property, including, without limitation, the Personal Property listed on Exhibit A attached hereto;

(ii)           Contracts to the extent listed on Exhibit B attached hereto (collectively, the “Assigned Contracts”); and

(iii)          All Permits and Intangibles.

Purchaser hereby accepts the foregoing assignment and agrees to assume and discharge, in accordance with the terms thereof, all of the duties, burdens and obligations of Seller under the Assigned Contracts, Permits and Intangibles, in each case only to the extent of duties, burdens and obligations first arising or accruing on or after the date hereof.

Seller agrees to indemnify, defend and hold harmless Purchaser for, from and against all causes of action, claims, demands, damages, costs, losses and expenses (including attorneys’ fees and costs) to the extent arising or incurred by reason of any breach of Seller under the Assigned Contracts arising prior to the Closing Date. Purchaser agrees to indemnify, defend and hold harmless Seller for, from and against all causes of action, claims, demands, damages, costs, losses and expenses (including attorneys’ fees and costs) to the extent arising or incurred by reason of any breach of Purchaser under the Assigned Contracts arising on or after the Closing Date.

This Bill of Sale and Assignment Agreement (“Bill of Sale and Assignment”) is given pursuant to that Agreement to Sell and Acquire Real Estate and Joint Escrow Instructions dated as of March 29, 2021 between the Seller and Purchaser (together with all amendments and addenda that may thereafter have been entered into, the “Purchase Agreement”). This Bill of Sale and Assignment shall inure to the benefit of and shall be binding upon Seller and Purchaser, and their respective successors and assigns. Capitalized terms used but not otherwise defined in this Bill of Sale shall have the meanings ascribed to such terms in the Purchase Agreement.

[Signature page follows]

Exhibit C

IN WITNESS WHEREOF, Seller and Purchaser have signed and delivered this Bill of Sale and Assignment as of the date first written above.

Seller:

CEFF Camarillo Property, LLC,
a Delaware limited liability company

By: EqCEF I, LLC, its manager

By:
Name:	R. Thomas Amis
Title:	Principal

CEFF Camarillo Holdings, LLC,
a Delaware limited liability company

By: EqCEF I, LLC, its manager

By:
Name:	R. Thomas Amis
Title:	Principal

Purchaser:

GH CAMARILLO LLC,
a Delaware limited liability company

By:
Name:
Title:

[Exhibits – to be inserted]

Exhibit C

Exhibit D

Form of Seller Closing Certificate

SELLER CLOSING CERTIFICATE

This SELLER CLOSING CERTIFICATE (“Closing Certificate”) is made as of                                       , 2021, by CEFF Camarillo Property, LLC, a Delaware limited liability company, and CEFF Camarillo Holdings, LLC, a Delaware limited liability company, jointly and severally as the seller (“Seller”), to and for the benefit of GH CAMARILLO LLC, a Delaware limited liability company (“Purchaser”).

R E C I T A L S:

A.            Pursuant to that certain Agreement to Sell and Acquire Real Estate and Joint Escrow Instructions dated as of March 29, 2021 between Seller and Purchaser (together with all amendments and addenda that may thereafter have been entered into, the “Agreement”), Seller has agreed to sell to Purchaser certain real property located in the County of Ventura, State of California.

B.            The Agreement requires the delivery of this Closing Certificate.

NOW THEREFORE, pursuant to the Agreement, Seller does hereby certify to Purchaser that:

1.             I am a duly qualified and acting authorized representative of Seller.

2.             Except as specifically set forth on Exhibit A attached hereto, each and all of the representations and warranties of Seller contained in the Agreement are correct, in all material respects, as of the date hereof as if made on and as of the date hereof.

3.             Attached hereto as Exhibit B is a true, complete and correct copy of a certificate issued by the Secretary of State of the State of Delaware, dated within fifteen (15) days of the date hereof, certifying that Seller is validly existing and in good standing under the laws of the State of Delaware.

4.             Attached hereto as Exhibit C is a true, complete and correct copy of the resolutions adopted by the sole member of Seller duly authorizing the execution, delivery and performance by Seller of the Agreement, the Definitive Property Documents to which it is a party and the transactions contemplated thereby, and such resolutions are in full force and effect as of the date hereof.

The undersigned has executed this Closing Certificate solely in his capacity as authorized representative of Seller, and not in his personal capacity, and the undersigned shall not be personally liable for any inaccuracy in the statements made above.

[Signature page follows]

Exhibit D

IN WITNESS WHEREOF, Seller has executed this Certificate as of the day and year first above written.

Seller:

CEFF Camarillo Property, LLC,
a Delaware limited liability company

By: EqCEF I, LLC, its manager

By:
Name:	R. Thomas Amis
Title:	Principal

CEFF Camarillo Holdings, LLC,
a Delaware limited liability company

By: EqCEF I, LLC, its manager

By:
Name:	R. Thomas Amis
Title:	Principal

[Exhibit A – to be inserted]

Exhibit D

Exhibit E

Form of FIRPTA Certificate

[     ], 2021

Section 1445 of the Internal Revenue Code provides that a transferee (buyer) of a U.S. real property interest must withhold tax if the transferor (seller) is a foreign person. For U.S. tax purposes (including Section 1445), the owner of a disregarded entity (which has legal title to a U.S. real property interest under local law) will be the transferor of the property and not the disregarded entity. To inform the transferee (buyer) that withholding of tax is not required upon the disposition of a U.S. real property interest by CEFF US Holdings, LLC, a Delaware limited liability company (“Transferor”), the undersigned hereby certifies to GH CAMARILLO LLC, a Delaware limited liability company, as follows:

1.             Transferor indirectly or directly owns one hundred percent (100%) of the membership interests of CEFF Camarillo Property, LLC, a Delaware limited liability company (the “Company”), and CEFF Camarillo Holdings, LLC, a Delaware limited liability company (together, with the Company, the “Seller”).

2.             The Seller and each entity in the chain of ownership between the Transferor and the Company (if any) is a disregarded entity as defined in section 1.1445-2(b)(2)(iii) of the Income Tax Regulations, and Transferor is treated as owning all of the assets of the Company for U.S. federal income tax purposes;

3.             Transferor is not a foreign corporation, foreign partnership, foreign trust, or foreign estate (as those terms are defined in the Internal Revenue Code and Income Tax Regulations).

4.             Transferor is not a “disregarded entity” (as such term is defined in the Internal Revenue Code and Income Tax Regulations).

5.             The Seller’s U. S. employer identification number is 83-2931113.

6.             The Seller’s office address is: 411 NW Park Avenue, Suite 401, Portland, Oregon, 97209.

7.             The Seller understands that this certification may be disclosed to the Internal Revenue Service by the transferee (buyer) and that any false statement contained herein could be punished by fine, imprisonment, or both.

[Signature page follows]

Exhibit E

Under penalties of perjury, the undersigned declares that he or she has examined this certification and to the best of his or her knowledge and belief it is true, correct and complete, and he or she further declares that he or she has the authority to sign this document on behalf of Transferor.

Transferor:

CEFF US Holdings, LLC,
a Delaware limited liability company

By: EqCEF I, LLC, its manager

By:
Name:	R. Thomas Amis
Title:	Principal

Exhibit E

Exhibit F

Form of License Agreement

[Attached]

Exhibit F

LICENSE AGREEMENT

THIS LICENSE AGREEMENT (this “Agreement”) is made as of                  , 2021 (“License Effective Date”), by and among GH CAMARILLO LLC, a Delaware limited liability company, as licensor (“Licensor”), and HOUWELING NURSERIES OXNARD, INC., a California corporation, as licensee (“Licensee”).

RECITALS:

A.             Licensor, as the designated assignee of Glass Investments Projects, Inc., a Delaware corporation (“GIPI”), CEFF Camarillo Property, LLC (“CEFF Camarillo Propco”) and CEFF Camarillo Holdings, LLC (“CEFF Parent”, and together with CEFF Camarillo Propco, the “CEFF Parties”), are parties to that certain Option Agreement (California Option Assets), dated December 28, 2018 (the “Original California Option Agreement”), as amended by (i) a First Amendment to Option Agreement (California Option Assets), dated March 23, 2020, by and among the CEFF Parties and GIPI (“First Amendment”) and (ii) a Second Amendment to Option Agreement (California Option Assets), dated February 20, 2021, by and among the CEFF Parties and GIPI (“Second Amendment”). The Original California Option Agreement, as amended by the First Amendment and Second Amendment, are herein referred to as the “California Option Agreement”.

B.             Pursuant to the California Option Agreement, Licensor acquired the option to purchase certain assets from the CEFF Parties including, without limitation, that certain real property and existing improvements as specifically set forth in the Option Agreement, all located and situated in the County of Ventura, State of California and more particularly described on Exhibit A attached hereto and incorporated herein (together with fixtures and improvements now or hereafter located thereon, the “Real Property”).

C.             On the License Effective Date, Licensor purchased the Real Property.

D.             The Second Amendment requires, among other things, that, concurrently with Licensor’s purchase of the Real Property, Licensor shall grant a license of limited duration to Licensee to enter upon, use, and perform certain farming activities on, the Real Property, as described in the Second Amendment.

E.              Licensor desires to grant such license to Licensee, subject to and in accordance with the terms and conditions set forth below.

AGREEMENT:

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Section 1. License. Subject to the terms and conditions of this Agreement, Licensor hereby grants a non-exclusive license (the “License”) to Licensee for the use and benefit of Licensee and Licensee’s officers, employees, agents, contractors, representatives, invitees and permittees (Licensee and each such party, each, a “Licensee Party” and collectively, the “Licensee Parties”) to enter upon and use the Real Property for only the following purposes (collectively, the “Permitted Activities”):

1

(a)	the continued cultivation of tomatoes, cucumbers and peppers (i.e., immature and mature vine crops) on the Real Property (collectively, the “Relevant Crops”) and the harvesting of the Relevant Crops including, without limitation, cleaning, processing, storing, packaging, shipping and other activities and work customarily performed in connection with cultivating, harvesting, packaging and shipping of the Relevant Crops;

(b)	the removal from the Real Property of all Relevant Crops and all vines, plants, scions and rootstocks of the Relevant Crops and related pots and planting or growing containers, and cordons, support, irrigation lines, packing materials, soil, trash and related debris (the vines, plants, scions and rootstocks of the Relevant Crops and related pots and planting or growing containers, and cordons, support, irrigation lines, packing materials, soil, trash and related debris are, collectively, the “Crop Debris”);

(c)	ingress, egress and such other activities reasonably necessary for Licensee’s performance, in accordance with the applicable terms of this Agreement, including, without limitations, the obligations of Licensee set forth therein or the obligations of Licensee under its operating approvals and permits for the performance of the other Permitted Activities; and

(d)	use, maintenance and repair of any and all equipment, fixtures, facilities, systems, buildings and other improvements on or about the Real Property in connection with Licensee’s activities under subsections (a) through (c) above; provided, however, that prior to engaging in maintenance or repair activities that involve capital or structural improvements or equipment, or which materially affect power, water or other utilities, or which are not of a minor nature, Licensee shall obtain the prior written consent of Licensor (which consent may not be unreasonably delayed, withheld or conditioned).

Notwithstanding the foregoing, unless the prior written consent of Licensor shall have been obtained in each instance (which consent Licensor may withhold for any or no reason and in Licensor’s sole and absolute discretion), in no event shall Licensee have (i) the right to use the Real Property for any purpose or activity other than the Permitted Activities, and (ii) the right to use the Real Property for Permitted Activities on or after the expiration of the Term (as defined below).

Prior to the expiration of the Term, Licensee shall remove all Crop Debris and leave those portions of the Real Property where the Crop Debris was grown or located, or which are used or have been used by Licensee in performing or conducting Permitted Activities, in a good, neat and orderly condition.

Section 2. Term; Termination. The License granted hereunder shall commence on the License Effective Date and expire at 5:00 p.m. (local Camarillo, California time) on the date that is ninety-eight (98) calendar days after the License Effective Date (the “Term”). Notwithstanding the foregoing, Licensor shall have the right to immediately terminate this Agreement (by written notice to Licensee) at any time following the occurrence of any Event of Default (as defined below) provided that such right of immediate termination shall not be effective until the expiration of any applicable Licensee cure period under Section 6.

2

Section 3. Costs and Expenses. During the Term, Licensee shall pay all of its own costs and expenses in connection with its exercise of the License including, without limitation, all costs and expenses of removing the Crop Debris or otherwise performing Permitted Activities and all taxes, charges, fees and assessments of any kind imposed on the portion of the Real Property being used by Licensee for the Permitted Activities, the Relevant Crops and related personal property of Licensee, and the conduct of Licensee’s business, including, without limitation, all net income, gross receipts, ad valorem, franchise, withholding, payroll, unemployment, social security, excise, and estimated taxes, fees, assessments and charges, and all interest, penalties, fines and additions to tax in connection therewith.

Section 4. License Fees; Nature of License.

(a)	No rent, royalties, or fees of any kind shall be owed by Licensee to Licensor for the grant or use of the License; provided, however, that Licensee shall be responsible for its Proportionate Share (as defined below) of Relevant Operating Expenses (as defined below). Licensee shall pay its Proportionate Share of Relevant Operating Expenses within five (5) business days after Licensee receives, at any time, a written invoice from Licensor (which written invoice Licensor shall issue not more than once every thirty (30) days).

(b)	In recognition and consideration of the License being granted for no rent, royalties or fees as provided above, Licensee acknowledges and agrees that this Agreement is intended to constitute a License to conduct the Permitted Activities at the Real Property but not the right by which Licensee may exercise or otherwise avail itself of rights or remedies that tenants under leases (or holders of such occupancy rights) would otherwise have under applicable law. In connection therewith, Licensee hereby irrevocably waives, to the maximum extent permissible under applicable law, rights and remedies that tenants under leases or other holders of such occupancy rights may have under applicable law but only to the extent such rights and remedies (i) are not expressly set forth in this Agreement, or (ii) are inconsistent with the other provisions of this Agreement.

Section 5. Proportionate Share; Relevant Operating Expenses.

(c)	“Proportionate Share” means, initially, one hundred percent (100%); provided, however, that to the extent Licensee’s harvesting of Relevant Crops results in a material reduction of the portion of the Real Property being used by Licensee for Permitted Activities, Licensor shall, in the exercise of its commercially reasonable judgment, adjust the Proportionate Share no less than every thirty (30) days to equitably take into account any such reduction. Licensee shall promptly notify Licensor in writing of any material reduction of the portion of the Real Property being used by Licensee for the Permitted Activities and in turn Licensor shall promptly notify Licensee in writing of the corresponding adjustment of the Proportionate Share.

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(d)	“Relevant Operating Expenses” means, collectively, all costs, fees, charges and expenses actually incurred or paid by Licensor in connection with the ownership, operation, maintenance and repair of, and services provided to, the Real Property during the Term (and any other period thereafter during which Licensee has failed to cease conducting Permitted Activities on the Real Property), including, but not limited to: (i) water, gas, electricity, carbon dioxide, co-generation (if used), sewer and other utility costs and charges; (ii) the cost of trash collection or recycling programs instituted at the Real Property; (iii) to the extent not otherwise payable by Licensee pursuant to Section 3 of this Agreement, all levies, taxes (including real estate taxes, sales taxes and gross receipt taxes), assessments, liens, license and permit fees, together with the reasonable cost of contesting any of the foregoing, which are applicable to the Term, and which are imposed by any authority or under any applicable law, or pursuant to any recorded covenants or agreements, upon or with respect to the Real Property, or any improvements thereto, or directly upon this Agreement or against Licensor because of Licensor’s estate or interest in the Real Property; (iv) the annual (pro-rated for the period of the Term) amortization (over their estimated economic useful life or payback period, whichever is shorter) of the costs (including reasonable financing charges) incurred during the Term (and any other period thereafter during which Licensee has failed to cease conducting Permitted Activities on the Real Property) of capital improvements or replacements (a) required by any applicable laws, (b) made for the purpose of reducing Operating Expenses, or (c) made for the purpose of directly enhancing the safety of users or occupants of buildings and other improvements on the Real Property; (v) repair and maintenance; and (vi) security services.

Notwithstanding the foregoing, Relevant Operating Expenses will not include: (i) financing and refinancing costs (except as provided above), interest on debt or amortization payments on any mortgage, or rental under any ground or underlying lease; (ii) insurance carried by Licensor; (iii) except as provided above, capital improvements or replacements, repair and maintenance, security services and other costs and expenses arising out of Licensor’s cultivation of any products; (iv) liens, claims, security interests and encumbrances to the extent not caused by Licensee or Licensee’s owners, officers, employees, representatives, agents, affiliates or permitted successors or assigns; and (v) income, excess profits or corporate capital stock taxes imposed or assessed upon Licensor, unless such taxes or any similar tax is levied or assessed in lieu of all or any part of any taxes includable in Relevant Operating Expenses above.

Section 6. Event of Default. As used in this Agreement, “Event of Default” means the occurrence of any of the following, regardless of the cause thereof, or the circumstances giving rise thereto:

(X)            Licensee fails to pay when due any amounts required to be paid under this Agreement, and such nonpayment continues for five (5) business days following notice to Licensee that the same is due and payable; or

(Y)            Licensee’s default in the performance of any other term, covenant or condition contained in this Agreement that is not cured within five (5) business days after written notice of such default given by Licensor to Licensee (except that, if the default is such that it cannot be cured within said five (5) business-day period, and Licensee promptly commences the cure of such default within five (5) business days after such written notice and diligently pursues such cure to completion, then such five (5) business-day period shall be extended to such period of time as may be reasonably necessary but not to exceed thirty (30) business days in total).

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Section 7. Waiver and Release. Licensee agrees to use the Real Property at its sole risk and hazard, and Licensor shall not be responsible for, and to the maximum extent permitted by applicable law, Licensee (on behalf of itself and its owners, officers, employees, representatives and agents) hereby releases, acquits, exonerates, and forever discharges, and hereby agrees never to file suit against, Licensor and Licensor’s owners, officers, employees, representatives, agents, affiliates and permitted successors and assigns, for, from and with respect to all claims, disputes, causes of action, proceedings, demands, liabilities, losses, damages, judgments, personal injury (including death), property damage, and all costs and expenses (including, without limitation, attorneys’ fees, costs and disbursements), whether known or unknown, accrued or unaccrued, in law, equity, or otherwise, including, without limitation, injury to persons, all Covid Matters (as defined below), and loss or any damage to Licensee or any or all of Licensee’s property, and any property of Licensee’s owners, officers, employees and agents from any cause, condition or event (collectively, “Claims and Liabilities”), in each case except to the extent caused by the gross negligence and/or intentional misconduct and/or uncured material breach of this Agreement on the part of Licensor or Licensor’s subsidiaries, members, shareholders, managers, directors, partners, officers, agents, representatives, affiliates or employees. In connection therewith, Licensee agrees that the operation, on or after the License Effective Date, by Licensor of the Real Property for the cultivation of cannabis in accordance with applicable state and local laws and regulations does not, in and of itself, constitute negligence or intentional misconduct by Licensor or Licensor’s owners, officers, employees, representatives or agents.

“Covid Matters” means any one or more of the following:

(i)            The presence of, exposure to or release of SARS-CoV-2 or any other variant of the novel coronavirus (collectively, “Relevant Pathogens”); and

(ii)           All symptoms, diseases and other conditions caused by or resulting from any one or more of the Relevant Pathogens, including, without limitation, the Coronavirus disease of 2019 (a.k.a. COVID-19).

In connection with the foregoing, Licensee (on behalf of itself and its owners, officers, employees, representatives and agents) waives any and all rights under California Civil Code Section 1542 relating thereto, which states:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.”

To the maximum extent permitted by applicable law, Licensee hereby acknowledges that factual matters now unknown to it may have given or may hereafter give rise to Claims and Liabilities which are presently unknown, unanticipated and unsuspected, and Licensee further agrees that the waivers and releases set forth above have been negotiated and agreed upon in light of that realization and that Licensee nevertheless hereby intends to release, discharge and acquit Licensor and its owners, officers, employees, representatives and agents from any such unknown Claims and Liabilities which might in any way be included in the waivers and matters released as set forth above. Licensee acknowledges that it has been represented by independent legal counsel of Licensee’s selection and Licensee the foregoing release and waiver of its own volition and after consultation with its counsel.

The provisions of this Section 7 shall survive the expiration of the Term or any termination of the License or this Agreement.

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Section 8. No Interference. Nothing in this Agreement shall limit Licensor’s ability or right to install or erect capital or other improvements to the Real Property, or to otherwise repair, maintain or operate the Real Property, in any manner or way that does not materially and unreasonably interfere with Licensee’s conduct or performance, in accordance with applicable terms of this Agreement, of Permitted Activities on the Real Property. Notwithstanding the foregoing or anything in this Agreement that may be construed to the contrary, Licensor shall have no obligation to install or construct, or repair or replace, any equipment, system, building or other improvement on or about the Real Property, nor shall Licensor have any liability to Licensee in the event of any disruption to, failure, or unavailability of, any equipment, improvements, utilities or services in each case except to the extent arising out of the negligence or willful misconduct on the part of Licensor or Licensor’s subsidiaries, members, shareholders, managers, directors, partners, officers, agents, representatives, affiliates or employees.

Section 9. Insurance. During the Term, Licensee shall maintain or cause to be maintained (including by its contractors and subcontractors) one or more policies of commercial general liability insurance, property liability insurance, and workers’ compensation insurance, each complying with the provisions of Exhibit B attached hereto. In connection therewith, Licensor and Licensee each hereby waives and releases any and all rights of action for negligence against the other which may hereafter arise on account of damage to the Real Property or any loss or any damage to Licensee or any or all of Licensee’s property, and any property of Licensee’s owners, officers, employees and agents, resulting from any fire, or other casualty of the kind covered by standard fire insurance policies with extended coverage, regardless of whether or not, or in what amounts, such insurance is now or hereafter carried by Licensor and Licensee, or either of them. These waivers and releases shall apply between the parties hereto and they shall also apply to any claims under or through either party as a result of any asserted right of subrogation. All policies of insurance obtained by either party hereto concerning the Real Property or Permitted Activities shall waive the insurer’s right of subrogation against the other party hereto.

Section 10. Claims for Labor and Materials. Licensee shall cause all claims for labor ordered by Licensee (or ordered at Licensee’s direction) and performed upon the Real Property or arising from any materials ordered by Licensee (or ordered at Licensee’s direction) and supplied to the Real Property to be fully paid and discharged. Licensee shall at all times keep the Real Property free and clear of liens, claims, security interests and encumbrances caused or suffered by any Licensee Party, including any such liens in favor of any contractor, subcontractor, material supplier or other person or entity making a claim by reason of having provided labor, materials or equipment relating to the Relevant Crops or Crop Debris. The foregoing covenant shall survive the expiration of the Term or any termination of the License or this Agreement.

Section 11. Compliance With Laws. Licensee shall conduct all Permitted Activities and all other activities affecting or relating to the Relevant Crops, Crop Debris or the Real Property in compliance with (i) all applicable federal, state and local laws; and (ii) generally accepted professional industry standards.

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Section 12. Indemnification. To the greatest extent permitted under applicable law, Licensee shall indemnify, defend and hold harmless Licensor and its subsidiaries, members, directors, partners, officers, agents, representatives, affiliates, employees and permitted successors and assign free and harmless from any and all claims, liabilities, damages, actions, causes of action, attorneys’ and all other costs, expenses and fees (each, a “Claim”) arising from or relating to the use of the Real Property by the Licensee Parties pursuant to this Agreement, except that Licensee shall have no indemnification obligations or liability pursuant to this Section 12 to the extent the Claim is caused by the negligence and/or intentional misconduct and/or uncured material breach of this Agreement on the part of Licensor or Licensor’s subsidiaries, members, shareholders, managers, directors, partners, officers, agents, representatives, affiliates or employees. In connection therewith, Licensee agrees that the operation, on or after the License Effective Date, by Licensor of the Real Property for the cultivation of cannabis in accordance with applicable state and local laws and regulations does not, in and of itself, constitute negligence or intentional misconduct by Licensor or Licensor’s owners, officers, employees, representatives or agents. To the greatest extent permitted under applicable law, Licensor shall indemnify, defend and hold harmless Licensee and its subsidiaries, members, directors, partners, officers, agents, representatives, affiliates, employees and permitted successors and assigns free and harmless from any and all Claims arising from or relating to the use of the Real Property by the Licensor or its subsidiaries, members, directors, partners, officers, agents, representatives, affiliates, employees and permitted successors and assigns, except that Licensor shall have no indemnification obligations or liability pursuant to this Section 12 to the extent of Claims that are caused by the negligence and/or intentional misconduct and/or uncured material breach of this Agreement on the part of Licensee or its subsidiaries, members, shareholders, managers, directors, partners, officers, agents, representatives, affiliates or employees. Damages under this Agreement are limited to direct damages, and in no event will a party be liable to the other party, and the parties hereby waive claims, for indirect, punitive, exemplary, special or consequential damages or loss of profits. The provisions of this Section 12 shall survive the expiration of the Term or any termination of the License or this Agreement.

Section 13. Subordination, Non Disturbance and Attornment. This Agreement and Licensee’s interest hereunder shall be subordinate to any deed of trust or other security instrument now or hereafter placed upon all or any part of the Real Property by Licensor, and to any and all indebtedness now or hereafter secured thereby, to the interest thereon, and all renewals, replacements and extensions thereof. In this connection, Licensee shall promptly upon demand execute a subordination, non-disturbance and attornment agreement (an “SNDA”) in recordable form and in a form that is reasonably acceptable to Licensee and such lender, provided that the SNDA does not adversely affect any right, benefit or privilege of Licensee or increase Licensee’s obligations under this Agreement in any material respect, and provided, further, that such lender executes such SNDA.

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Section 14. Notices. Any communications between or among the parties hereto or regular notices provided herein to be given shall be given to the following addresses:

Licensor:	Licensee:

GH Camarillo LLC	Houweling Nurseries Oxnard, Inc.
Attn: Kyle D. Kazan	Attn: Chris Brocklesby
3645 Long Beach Boulevard	2776-64th Street
Long Beach, California 90807	Delta, BC
Email: kyle@glasshousegroup.com	V4L2N7, Canada
Email: chris.brocklesby@houwelings.com

With a copy to:	With a copy to:

Venable LLP	Parsons Behle & Latimer
Attn: Matthew A. Portnoff, Esq.	Attn: Bruce H. White
2049 Century Park East, Suite 2300	201 S. Main Street, Suite 1800
Los Angeles, California 90064	Salt Lake City, Utah 84111
Email: mportnoff@venable.com	Email: BWhite@parsonsbehle.com

Any notice that is personally served shall be effective upon the date of service; any notice given by U.S. Mail shall be deemed effectively given, if deposited in the United States Mail, registered or certified with return receipt requested, postage prepaid and addressed as provided above, on the date of receipt, refusal or non-delivery indicated on the return receipt. In addition, a party hereto may send notices by electronic mail, or by a nationally recognized overnight courier service which provides written proof of delivery (such as U.P.S. or Federal Express). Any notice sent by electronic mail shall be effective upon confirmation of receipt in legible form, and any notice sent by a nationally recognized overnight courier shall be effective on the date of delivery to the appropriate party hereto at its address specified above as set forth in the courier’s delivery receipt. A party hereto may, by notice to the other parties from time to time in the manner herein provided, specify a different address for notice purposes.

Section 15. Successors and Assigns. Licensee may not assign or transfer its rights or obligations under this Agreement to any person or entity without the written consent of Licensor (which such consent may be withheld for any or no reason and in Licensor’s sole and absolute discretion). Licensor may not assign or transfer its rights or obligations under this Agreement except upon an assignment or transfer of its rights in the Real Property (including, without limitation, pursuant to a ground lease of the Real Property). Any permitted assignee of an interest hereunder shall automatically, as of the effective date of assignment, (i) succeed to the rights herein granted to such assignor and (ii) be deemed to have assumed the obligations of such assignor accruing after such effective date. No such assignment by Licensee shall be deemed to release such assignor from its obligations hereafter accruing under this Agreement unless such release is in writing executed by the parties hereto. Subject to the foregoing provisions of this Section 15, this Agreement shall be binding upon and inure to the benefit of the parties hereto, and their successors-in-interest and permitted assigns.

Section 16. Headings; Severability. The headings of the sections of this Agreement are for convenience only and will not affect the interpretation or construction of any provision of this Agreement. The invalidity or unenforceability of any provision of this Agreement shall not affect any other provision hereof.

Section 17. Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the State of California, without reference to California’s choice of laws.

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Section 18. Entire Agreement; Modification. This Agreement constitutes the entire agreement between the parties hereto with regard to the subject matter hereof and may not be modified in any manner other than by written agreement, executed by all of the parties hereto or their successors in interest.

Section 19. Memorandum of Agreement. Licensee shall not record this Agreement or a memorandum of this Agreement.

Section 21. Counterparts. This Agreement may be executed by the parties hereto in one or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

Section 22. Attorneys’ Fees. If Licensor or Licensee brings any suit or other proceeding, including an arbitration proceeding, with respect to the subject matter or the enforcement of this Agreement, the prevailing party (as determined by the court, agency, arbitrator or other authority before which such suit or proceeding is commenced), in addition to such other relief as may be awarded, shall be entitled to recover reasonable attorneys’ fees, expenses and costs actually incurred. The foregoing includes attorneys’ fees, expenses and costs of investigation (including those incurred in appellate proceedings), costs incurred in establishing the right to indemnification, or in any action or participation in, or in connection with, any case or proceeding under Chapter 7, 11 or 13 of the Bankruptcy Code (11 United States Code Sections 101 et seq.), or any successor statutes.

Section 23. Miscellaneous. No waiver of any provision of this Agreement or any breach of this Agreement shall be effective unless such waiver is in writing and signed by the waiving party and any such waiver shall not be deemed a waiver of any other provision of this Agreement or any other or subsequent breach of this Agreement. In no event shall any draft of this Agreement create any obligation or liability, it being understood that this Agreement shall be effective and binding only when a counterpart hereof has been executed and delivered by each party hereto.

*Signatures Begin on Next Page*

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the License Effective Date.

Licensor:

GH CAMARILLO LLC,
a Delaware limited liability company

By:
Name:
Title:

Licensee:

HOUWELING NURSERIES OXNARD, INC.,
a California corporation

By:
Name:	Kevin Doran
Title:	President

Exhibit A

Description of Real Property

Parcel A:

The East 160 acres of Parcel C, Subdivision 68, Rancho El Rio de Santa Clara o’ La Colonia, in the County of Ventura, State of California, as per Map recorded in Book 3, Page 12 of Maps, in the office of the County Recorder of said County.

EXCEPT from the East 160 acres, a 1/4th interest in and to all oil, gas and other hydrocarbon substances and all other minerals of every kind and nature lying below a depth of 550 feet below the surface of said land, but without the right of entry on the surface of said land or the subsurface thereof to a depth of 550 feet below the surface, as reserved in deed from John A. Maring, et al., recorded June 16,1964, Book 2561, Page 491 of Official Records.

ALSO EXCEPT the interest in a portion said land excepted in the deed from John A. Maring and wife, recorded May 31, 1967, Book 3149, Page 109 of Official Records, as follows: “Reserving and excepting however unto the grantors, their heirs, successors and assigns, a 1/4th interest in and to all oil, gas and other hydrocarbon substances and all other minerals of every kind and nature lying below a depth of 550 feet below the surface of said land, but without the right of entry on the surface of said land or the subsurface thereof to a depth of 550 feet below the surface.”

ALSO EXCEPT all oil, gas and other hydrocarbon substances and all other minerals of every kind and nature lying below a depth of 500 feet below the surface of said land, but without the right of entry on the surface of said land or the subsurface thereof to a depth of 500 feet below the surface, as reserved by Coast Farms, Inc., a California corporation, recorded November 30, 1995, as Document No. 95-148132 of Official Records.

Parcel B: A non-exclusive easement for irrigation water pipelines for use, repair, or replacement of the existing water line over the Northerly 25 feet of the following described property:

Parcel 1: The Northerly 1489.29 feet of the Westerly 1169.95 feet of Parcel B, Subdivision 60 of the Rancho El Rio de Santa Clara o’ La Colonia, in the County of Ventura, State of California, according to the map recorded in Book 3, Page 12 of Maps, in the office of the County Recorder of said County.

EXCEPT the Easterly 16.4459 acres thereof.

ALSO EXCEPT any portion lying within Parcel 6 herein.

Parcel 2: That portion of Parcel B, Subdivision 68 of the Rancho El Rio de Santa Clara o’ La Colonia, in the County of Ventura, State of California, according to the map recorded in Book 3, Page 12 of Maps, in the office of the County Recorder of said County, described as follows:

Beginning at the intersection of the Northerly line of said Parcel B with the Westerly line of the Easterly 200 acres of Parcels B and C of said Subdivision 68; thence along said Westerly line,

1st: South 2655.84 feet to the Southerly line of Parcel B; thence along said Southerly line,

2nd: West 343.21 feet, more or less, to the Southeasterly corner of the South 925 feet of the West 1656 feet of said Parcel B; thence along the East line of said land,

3rd: North 925 feet on the Northeast comer of said land; thence along the North line of said land,

4th: West 480.95 feet more or less, to the intersection with a line parallel with said Westerly line of the Easterly 200 acres, distant Westerly 823.26 feet measured at right angles from said Westerly line of the Easterly 200 acres; thence along said parallel line,

5th: North 1730.84 feet to said Northerly line of Parcel B; thence along said Northerly line,

6th: East 823.26 feet to the point of beginning.

EXCEPT the interest in said land excepted in the deed from American Crystal Sugar Company, a corporation, recorded January 29, 1951 in Book 977, Page 58, Official Records, as follows:

ALSO EXCEPT the interest in said land excepted in the deed from John A. Maring and wife recorded May 31, 1967 in Book 3149, Page 109 of Official Records, as follows:

“Reserving and excepting however unto the grantors, their heirs, successors and assigns, a 1/4th interest in and to all oil, gas and other hydrocarbon substances and all other minerals of every kind and nature lying below a depth of 550 feet below the surface of said land, but without the right of entry on the surface of said land or the subsurface thereof to a depth of 550 feet below the surface.”

Parcel 3:

The East 16.4556 acres of the following described property, the West line thereof to be parallel with the East line thereof; that portion of Parcel B, Subdivision 68 of the Rancho El Rio De Santa Clara o’ La Colonia, in the County of Ventura, State of California, according to the map recorded in Book 3, Page 12 of Maps, in the office of the County Recorder of said County, described as follows:

Beginning at the intersection of a line parallel with and distant Westerly 823.26 feet measured at right angles from the Westerly line of the Easterly 200 acres of Parcels B and C of said Subdivision 68, with the Northerly line of said Parcel B; thence along said parallel line,

1st: South 1489.20 feet; thence parallel with said Northerly line of Parcel B,

2nd: West 1169.95 feet to the Westerly line of said Parcel B; thence along said Westerly line,

3rd: North 1489.29 feet to the Northwesterly comer of said Parcel 8: thence along the Northerly line thereof

4th: East 1169.95 feet to the point of beginning.

ALSO. EXCEPT the interest in said land excepted in the deed from John A. Maring and wife recorded May 31, 1967 in Book 3149, Page 109 of Official Records, as follows:

“Reserving and excepting however unto the grantors, their heirs, successors and assigns a 1/4th interest in and to all oil, gas and other hydrocarbon substances and all other minerals of every kind and nature lying below a depth of 550 feet below the surface of said land, but without the right of entry on the surface of said land or the subsurface thereof to a depth of 550 feet below the surface.”

Parcel 4:

The Westerly 40 acres of the Easterly 200 acres of Parcels B and C of Subdivision 68 of Rancho El Rio de Santa Clara o’ La Colonia, according to the map recorded in Book 3, Page 12 of Maps, in the office of the County Recorder of said County.

ALSO EXCEPT the interest in said land excepted in the deed from John A. Maring and wife recorded May 31, 1967 in Book 3149, Page 109 of Official Records, as follows:

“Reserving and excepting however unto the grantors, their heirs, successors and assigns, a 1/4th interest in and to all oil, gas and other hydrocarbon substances and all other minerals of every kind and nature lying below a depth of 550 feet below the surface of said land, but without the right of entry on the surface of said land or the subsurface thereof to a depth of 550 feet below the surface.”

Parcel 5:

That portion of Parcel B of Subdivision 68, of the Rancho El Rio de Santa Clara o’ La Colonia, in the County of Ventura, State of California, as per Map recorded in Book 3, Page 12 of Maps, in the office of the County Recorder of said County, described as follows:

Beginning at a point in the North line of said Parcel B. distant Easterly 334 feet from the East line of Wood Road; thence from said point of beginning,

1st: Easterly 170 feet along the North line of said Parcel B; thence,

2nd: South 185 feet; thence,

3rd: West 170 feet; thence,

4th: North 185 feet to the point of beginning.

ALSO EXCEPT the interest in said land excepted in the deed from John A. Maring and wife recorded May 31, 1967, in Book 3149 Page 109, as follows:

“Reserving and excepting however unto the grantors, their heirs, successors and assigns, a 1/4th interest in and to all oil, gas and other hydrocarbon substances and all other minerals of every kind and nature lying below a depth of 550 feet below the surface of said land, but without the right of entry on the surface of said land or the subsurface thereof to a depth of 550 feet below the surface.”

Exhibit B

Insurance Specifications

Additional Named Insured Parties:

GH CAMARILLO LLC, a Delaware limited liability company

Amount of Coverage:

Commercial general liability insurance (primary) not less than $1,000,000 per occurrence $2,000,000 in the aggregate, with an additional $5,000,000 umbrella (applicable to both commercial generality liability and auto liability). The deductible shall be not more than $50,000.

In addition to commercial general liability insurance, maintain (i) automobile insurance not less than $1,000,000 per occurrence, (ii) if required by law, workers compensation in the statutory required amounts, and (iii) if required by law, employer’s liability not less than $1,000,000 per occurrence. In addition to the foregoing, maintain policies of casualty insurance covering all trade fixtures, merchandise and other personal property owned by Licensee and placed or used from time to time in, on or about the Real Property. Such insurance shall cover not less than one hundred percent (100%) of the actual replacement cost from time to time of all such items, and shall provide protection against any peril included within the classification “Fire and Extended Coverage” together with insurance against sprinkler damage, vandalism and malicious mischief. The proceeds of such insurance shall be used for the repair or replacement of the property so insured.

Cancellation:

Each policy of such insurance shall provide that such policy may not be canceled or non-renewed without the giving of thirty (30) calendar days’ prior written notice by the insurer to Licensor.

Insurer:

Financially responsible insurance company with Best’s Rating of A8 or better, qualified and admitted to be an insurer in the State of California.

Evidence:

Licensee to furnish Licensor with certificate evidencing all such required policies of insurance. In addition, upon request by Licensor, an actual copy of each policy shall be furnished by Licensee to Licensor. If certain waivers of subrogation are needed to be specifically endorsed into Licensee’s policies before such certificates can be issued, then Licensee shall promptly cause the same to occur.

The insurance, in addition to the above requirements, shall otherwise be in form and substance reasonably satisfactory to Licensor.

Exhibit G

Form of Purchaser Closing Certificate

PURCHASER CLOSING CERTIFICATE

This PURCHASER CLOSING CERTIFICATE (“Closing Certificate”) is made as of                             , 2021, by GH CAMARILLO LLC, a Delaware limited liability company (“Purchaser”), to and for the benefit of CEFF Camarillo Property, LLC, a Delaware limited liability company, and CEFF Camarillo Holdings, LLC, a Delaware limited liability company, jointly and severally as the seller (“Seller”).

RECITALS:

A.            Pursuant to that certain Agreement to Sell and Acquire Real Estate and Joint Escrow Instructions dated as of March 29, 2021 between Seller and Purchaser (together with all amendments and addenda that may thereafter have been entered into, the “Agreement”), Seller has agreed to sell to Purchaser certain real property located in the County of Ventura, State of California.

B.             The Agreement requires the delivery of this Closing Certificate.

NOW THEREFORE, pursuant to the Agreement, Purchaser does hereby certify to Seller that:

1.             I am a duly qualified and acting authorized representative of Purchaser.

2.             Each and all of the representations and warranties of Purchaser contained in the Agreement are correct, in all material respects, as of the date hereof as if made on and as of the date hereof.

3.             Attached hereto as Exhibit B is a true, complete and correct copy of a certificate issued by the Secretary of State of the State of Delaware, dated within fifteen (15) days of the date hereof, certifying that Purchaser is validly existing and in good standing under the laws of the State of Delaware.

4.             Attached hereto as Exhibit C is a true, complete and correct copy of the resolutions adopted by the sole or managing member, or by the manager, of Purchaser duly authorizing the execution, delivery and performance by Purchaser of the Agreement, the Definitive Property Documents to which it is a party and the transactions contemplated thereby, and such resolutions are in full force and effect as of the date hereof.

The undersigned has executed this Closing Certificate solely in his capacity as authorized representative of Purchaser, and not in his personal capacity, and the undersigned shall not be personally liable for any inaccuracy in the statements made above.

[Signature page follows]

Exhibit G

IN WITNESS WHEREOF, Purchaser has executed this Certificate as of the day and year first above written.

Purchaser:

GH CAMARILLO LLC,
a Delaware limited liability company

By:
Name:
Title:

Exhibit G

Exhibit H

Form of Seller Parent Guaranty

GUARANTY

THIS GUARANTY (this “Guaranty”) is made as of [   ], 2021 (the “Effective Date”) by CEFF US Holdings, LLC, a Delaware limited liability company (“Guarantor”), to and in favor of GH Camarillo LLC, a Delaware limited liability company (“Beneficiary”). Guarantor and Beneficiary are each referred to herein as a “Party” and collectively, the “Parties.”

RECITALS

A.	CEFF Camarillo Property, LLC, a Delaware limited liability company (“CEFF Camarillo Propco”), and CEFF Camarillo Holdings, LLC, a Delaware limited liability company (“CEFF Parent”, and together with CEFF Camarillo Propco, “Seller”), each an affiliate of Guarantor, and Beneficiary have entered into that certain Agreement to Sell and Acquire Real Estate and Joint Escrow Instructions, dated as of March 29, 2021 (as such agreement may be amended, amended and restated or otherwise modified from time to time, the “Agreement”);

B.	Beneficiary’s willingness to enter into the Agreement is conditioned upon the issuance by Guarantor of this Guaranty;

C.	Guarantor will directly or indirectly benefit from the transactions contemplated by the Agreement; and

D.	Guarantor is willing to issue this Guaranty on the terms and conditions set forth herein.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by Guarantor, and intending to be legally bound hereby, Guarantor covenants to, and agrees with, Beneficiary as follows:

1.	Definitions and Interpretation. Unless otherwise defined or expressly set forth herein, all words and phrases used herein which are defined in the Agreement shall, for the purposes hereof, have the same meanings as are respectively given thereto in the Agreement, and this Guaranty shall be interpreted in accordance with the rules of interpretation set forth in the Agreement.

2.	Guaranty. Subject to and in accordance with the provisions hereof, Guarantor hereby absolutely, unconditionally and irrevocably guarantees to Beneficiary and its successors and permitted assigns the full and timely payment of all amounts when and as the same shall become due and payable by Seller to Beneficiary under the Agreement (collectively, the “Obligations” and each an “Obligation”).

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3.	Absolute Liability of Guarantor. Subject to the provisions hereof, the obligations and liabilities of Guarantor under this Guaranty are absolute, primary, direct and independent obligations of the Guarantor and are several from those of the Seller or any other person or entity. Beneficiary is not required to exhaust its recourse against the Seller, or any other Person, or any security it may hold before being entitled to make a Demand (as defined below) for payment of the Obligations from Guarantor. This Guaranty is a guaranty of payment, and not merely of collection.

4.	Notices and Demands. All sums payable by Guarantor hereunder shall be made in freely transferable and immediately available funds and shall be made in the currency of the United States of America. If Seller fails to pay any Obligation which is due and owing pursuant to and in accordance with the Agreement after giving effect to any applicable notice or cure period in the Agreement, Beneficiary shall be entitled to make a demand on Guarantor for the payment of such Obligation (a “Demand”). A Demand shall be in writing and shall specify the Obligations for which payment is required to be made. A Demand satisfying the foregoing requirements shall be deemed sufficient notice to Guarantor that it must pay or discharge such Obligation and Guarantor shall pay or discharge such Obligation within three (3) Business Days after receipt of such Demand.

5.	No Release of Guarantor. Except as expressly set forth herein, Guarantor has no right either to terminate this Guaranty or to be released or discharged from the Obligations, and the Obligations shall not be affected, released or diminished, upon the happening from time to time of any one or more of the following whether or not with notice to or consent of the Seller (except to the extent that the consent of the Seller may be required to effectuate a modification of the Agreement) or Guarantor:

(a)	the compromise, settlement, release, change, modification, or termination of any of the Obligations;

(b)	the waiver by Beneficiary of the payment of any of the Obligations;

(c)	the extension of time for payment of any amounts due or of the time for payment of any of the Obligations;

(d)	any taking (or any abstaining from taking) of any security or guarantee for the performance of the Obligations, in whole or in part, or the perfecting (or the failing to perfect) any such security;

(e)	any bankruptcy, winding-up, liquidation, dissolution, insolvency, reorganization or other similar proceeding affecting the Seller or its assets or any release, stay or discharge of the Seller with respect to the Obligations resulting from such event;

(f)	the addition, substitution or partial or entire release of Seller or any other person or entity primarily or secondarily liable or responsible for the payment of any of the Obligations or by any extension, waiver, amendment or thing whatsoever which may release Seller or any such other person or entity (other than payment); and

(g)	the modification or amendment in any manner (whether or not material) of any of the Obligations.

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6.	Waiver of Notice & Defenses. Except as expressly contemplated herein (including Section 4), Guarantor hereby waives: (a) diligence, presentment, protest, demand for payment, notice of dishonor or non-payment, notice of acceptance of this Guaranty and any other notice not expressly granted to Guarantor by this Guaranty; and (b) all defenses (legal or equitable) which, if asserted, would diminish the liability of Guarantor under this Guaranty.

7.	No Subrogation against Seller. Until the payment or satisfaction of the Obligations in full, Guarantor agrees that it shall not exercise any rights of subrogation, reimbursement, contribution or indemnification against the Seller with respect to this Guaranty.

8.	Continuing Guaranty. Subject to the provisions hereof, this Guaranty is a continuing guarantee and each and every default or failure by the Seller in performing any of the Obligations shall give rise to a separate liability of the Seller to Beneficiary and a separate cause of action hereunder and a separate suit may be brought hereunder as each liability or cause of action arises. If there is a default or failure by the Seller in performing any of the Obligations, Beneficiary shall have the right, in its sole judgment and discretion, from time to time, to make demand for payment and to proceed against Guarantor for recovery of the total of any and all Obligations then due to Beneficiary pursuant to this Guaranty as and when the same are due under the terms hereof, or to proceed from time to time against Guarantor for such portion of any and all amounts as Beneficiary may determine.

9.	Limitations on Liability; Minimum Net Worth. Guarantor’s aggregate liability under this Guaranty shall not exceed ten percent (10%) of the Purchase Price (it being understood that any payment by Guarantor of any portion of the Obligations shall limit or reduce Guarantor’s maximum aggregate liability hereunder on a dollar-for dollar basis) (the “Liability Cap”). During the Term of this Guaranty, Guarantor shall maintain a minimum net asset value, as established in Guarantor’s most recent financial statement, equal to or greater than the Liability Cap.

10.	Entire Guaranty and No Representations. This Guaranty constitutes the entire agreement between Beneficiary and Guarantor with respect to the guarantee by Guarantor of the Obligations herein provided for and cancels and supersedes any prior understandings and agreements with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, expressed, implied or statutory, regarding the guarantee by Guarantor of the Obligations herein provided for other than as expressly stated and set forth in this Guaranty.

11.	Assignment. This Guaranty inures to the benefit of, and is binding upon, Guarantor and Beneficiary and their respective successors and permitted assigns; provided, however, that Guarantor shall not assign any of its rights or obligations under this Guaranty, in whole or part, without the prior written consent of Beneficiary. No Person shall be a third-party beneficiary of this Guaranty.

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12.	Governing Law. This Guaranty shall be governed by and construed in accordance with the laws of the State of New York (without reference to conflict of laws rules (other than Sections 5-1401 and 5-1402 of the General Obligations Law of the State of New York)).

13.	Disputes.

(a)	Meeting. In the event a dispute, controversy, or claim arises between Guarantor and Beneficiary relating to this Guaranty, the aggrieved Party shall promptly provide notice of the dispute to the other Party after such dispute arises. A meeting shall be held within fifteen (15) days between the Parties, attended by representatives of the Parties with decision-making authority regarding the dispute, to attempt in good faith for a period of not more than thirty (30) days to negotiate a resolution of the dispute.

(b)	Consent to Jurisdiction. Each of the Parties hereto hereby agrees that any legal action or proceeding arising out of or relating to this Guaranty, or for recognition or enforcement of any judgment shall be brought in or removed to the federal or state courts located in New York County, New York, to the exclusion of any and all other courts, forums or venue. By execution and delivery of this Guaranty, the Parties hereto accept, for themselves and in respect of their property, generally and unconditionally, the exclusive jurisdiction of the aforesaid courts. Each Party hereto hereby irrevocably consents to the service of process out of any of the aforementioned courts in any manner permitted by law. Each Party hereto hereby waives any right to stay or dismiss any action or proceeding under or in connection with this Guaranty brought before the foregoing courts on the basis of forum non-conveniens.

(c)	Service of Process. Guarantor irrevocably consents to the service of process outside of the territorial jurisdiction of the courts identified in Section 13(b) by delivery in the manner and to the address set forth in Section 14.

(d)	EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS GUARANTY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH OF GUARANTOR AND BENEFICIARY IRREVOCABLY WAIVE ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS GUARANTY OR THE TRANSACTIONS CONTEMPLATED BY THIS GUARANTY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS GUARANTY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.

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14.	Notices. Except as otherwise set forth in this Guaranty (including Section 13), any communications between the Parties hereto or regular notices provided herein to be given shall be given to the following addresses:

If to the Guarantor:

CEFF US Holdings, LLC

c/o Controlled Environment Foods Fund, LLC

415 NW 11th Avenue

Portland, Oregon 97209

Attn: General Counsel

Telephone: (971) 352-8430

Email: campbell@eq-cap.com

If to Beneficiary:

GH Camarillo LLC

3645 Long Beach Boulevard

Long Beach, California 90807

Attn: Kyle D. Kazan

Email: kyle@glasshousegroup.com

With a copy (which shall not constitute notice) to:

Venable LLP

2049 Century Park East, Suite 2300

Los Angeles, California 90064

Attn: Matthew A. Portnoff, Esq.

Email: mportnoff@venable.com

Any notice that is personally served shall be effective upon the date of service; any notice given by U.S. Mail shall be deemed effectively given, if deposited in the U.S. Mail, registered or certified with return receipt requested, postage prepaid and addressed as provided above, on the date of receipt, refusal or non-delivery indicated on the return receipt. In addition, either Party may send notices by electronic mail, or by a nationally recognized overnight courier service which provides written proof of delivery (such as U.P.S. or Federal Express). Any notice sent by electronic mail shall be effective upon confirmation of receipt in legible form, and any notice sent by a nationally recognized overnight courier shall be effective on the date of delivery to the Party at its address specified above as set forth in the courier’s delivery receipt. Either Party may, by notice to the other from time to time in the manner herein provided, specify a different address for notice purposes.

15.	Payment of Legal Expenses. Guarantor shall reimburse Beneficiary for all attorneys’ fees, disbursements and other expenses documented and reasonably incurred by Beneficiary in enforcing this Guaranty, except to the extent that Beneficiary eventually agrees, or a final non-appealable judgment of a court of competent jurisdiction determines, Guarantor is not liable for the Obligations sought in such enforcement of this Guaranty.

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16.	Severability. If any provision of this Guaranty is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability will apply only to that provision and all other provisions of this Guaranty shall continue in full force.

17.	No Waiver, Remedies. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Guaranty shall operate as a waiver of it, nor does any single or partial exercise of any right under this Guaranty preclude the other or future exercise of it or any other right.

18.	Termination.

(a)	Subject to the provisions of Section 18(b), this Guaranty shall remain in full force and effect from the Effective Date until the earlier of (i) the payment or satisfaction of the Obligations in full and (ii) the expiration of the Survival Period (the “Term”).

(b)	Notwithstanding Section 18(a), this Guaranty shall be automatically reinstated if at any time following the termination of this Guaranty under Section 18(a), any payment by Guarantor or Seller under or pursuant to this Guaranty or the Agreement is rescinded or must otherwise be or is restored or returned by Beneficiary upon the insolvency, bankruptcy, reorganization, dissolution or liquidation of Beneficiary or Guarantor all as though such payment had not been made. Such period of continued effectiveness or reinstatement, as the case may be, shall continue until satisfaction of the conditions contained in the Agreement and this Guaranty, and shall continue to be subject to the provisions of this Section 18.

19.	Counterparts. This Guaranty may be executed and delivered in counterparts, each of which when executed and delivered shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. This Guaranty may be duly delivered by electronic transmission including facsimile or electronic mail of a portable document format (.pdf) of the signature page of a counterpart to the other Party and shall be binding and enforceable whether or not an original counterpart is delivered.

20.	Further Assurances. The Parties shall cause to be promptly and duly taken, executed and acknowledged and delivered, such further documents and instruments as Beneficiary may from time to time reasonably request in order to carry out the intent and purposes of this Guaranty.

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21.	Authority of Guarantor. As of the Effective Date, Guarantor represents and warrants to Beneficiary that (a) it is a legal entity duly formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation; (b) it has the power and authority to execute, deliver and carry out the terms and provisions of this Guaranty; (c) the execution, delivery and performance of this Guaranty by Guarantor have been duly authorized by all necessary organizational action, and no other proceedings on the part of Guarantor are necessary to authorize this Guaranty or to consummate the transactions contemplated hereby and this Guaranty has been duly executed and delivered by the Guarantor; (d) Guarantor has obtained any authorization, approval, consent or order of, or registration or filing with, any court or other governmental body having jurisdiction over Guarantor or any other person or entity that is required on the part of Guarantor for the execution, delivery or performance of this Guaranty; and (e) this Guaranty constitutes a valid and legally binding agreement of Guarantor enforceable against Guarantor in accordance with its terms, except as the enforceability of this Guaranty may be limited by the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity.

22.	Amendment. No term or provision of this Guaranty shall be amended, modified, altered, waived or supplemented except in writing signed by the Parties hereto.

[Signature pages follow.]

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AND THIS GUARANTY is hereby executed and delivered to be effective as of the Effective Date.

CEFF US HOLDINGS, LLC

By: EqCEF I, LLC, its manager

By:
Name:	R. Thomas Amis
Title:	Principal

Exhibit H

Accepted and agreed as of the Effective Date:

GH CAMARILLO LLC

By:
Name:
Title:

Exhibit H

Schedule 2.24

Contracts

1.	Rule 21 Generator Interconnection Agreement (GIA) for Exporting Generating Facilities Interconnecting Under the Transmission Cluster Study or Independent Study Process, dated October 28, 2013, by and between Southern California Edison Company and Lessee (the “Rule 21 GIA”).

2.	Power Purchase and Sale Agreement, dated October 28, 2013, by and between Southern California Edison Company and Lessee.

3.	Service Agreement for Wholesale Distribution Service, dated August 8, 2012, by and between Southern California Edison Company and Lessee, as amended by that certain letter agreement dated October 23, 2013.

4.	Generator Interconnection Agreement (GIA) for a Generating Facility Interconnecting Under the Independent Study Process, dated August 8, 2012, by and between Lessee and Southern California Edison Company (the “GIA”).

5.	Meter Service Agreement for CAISO Metered Entities, dated September 27, 2012, by and between Lessee and California Independent System Operator Corporation.

6.	Power Purchase and Sale Agreement, dated October 25, 2012, by and between Southern California Edison Company and Lessee (the “PPA”).

7.	Meter Service Agreement for CAISO Metered Entities, dated November 9, 2012, by and between Lessee and California Independent System Operator Corporation (the “Meter Service Agreement”).

8.	Qualifying Facility Participating Generator Agreement, dated November 9, 2012, by and between Lessee and California Independent System Operator Corporation (the “QF Agreement”).

9.	Agreement for Long-Term Maintenance of Equipment, dated January 10, 2020, by and between Lessee and Penn Power Group, LLC (d/b/a Western Energy Systems), as amended by that certain Amendment No. 1, dated October 15, 2020 (the “LTSA”).

10.	Agreement for Priva Installation Work, dated June 23, 2020, by and between Dutch Growing Solutions B.V. and CEFF Camarillo Property, LLC, as amended by that certain Change Order #1, dated February 3, 2021.

11.	Electric Forklift Capital Lease, dated December 9, 2019, by and between Power Machinery Center and Lessee.

12.	Rotator Forklift Operating Lease, dated December 17, 2019, by and between Power Machinery Center and Lessee.

Schedule 2.24

13.	Sideshift Forklift Capital Lease, dated December 18, 2019, by and between Power Machinery Center and Lessee.

14.	Heavy Duty Mule Capital Lease, dated December 5, 2019, by and between Power Machinery Center and Lessee.

15.	Packaging, Materials and Equipment Supply Agreement, by and between Lessee and Worldwide Plastics.

16.	Labeling Agreement, dated June 13, 2014, by and between Lessee and Sinclair Systems International, LLC.

17.	Supplier Program Agreement, dated September 18, 2019, by and between Apeel Technology, Inc. and Lessee, as modified by that certain Program Addendum #1, dated September 18, 2019.

18.	Packaging, Materials and Equipment Supply Agreement, by and between Lessee and Bunzl/Coolpack.

19.	Rental Agreement Addendum, dated June 8, 2020, by and between Lessee and UniFirst Corporation.

20.	Copy Machine Lease Arrangement, by and between Xerox Financial Services and Lessee.*

21.	Copy Machine Lease Arrangement, by and between Image Source and Lessee.*

22.	Copy Machine Lease Arrangement, by and between U.S. Bank Equipment Finance and Lessee.*

23.	Server Lease Arrangement, by and between Dell Financial Services and Lessee.*

24.	Portable Toilet Services Arrangement, by and between Lessee and Unite Site Services.*

* The Contracts denoted with an asterisk are invoice-based arrangements and do not have executed definitive documentation.

Exhibit H

Schedule 2.39

Excluded Contracts

1.	Packaging, Materials and Equipment Supply Agreement, by and between Lessee and Worldwide Plastics.

2.	Labeling Agreement, dated June 13, 2014, by and between Lessee and Sinclair Systems International, LLC.

3.	Supplier Program Agreement, dated September 18, 2019, by and between Apeel Technology, Inc. and Lessee, as modified by that certain Program Addendum #1, dated September 18, 2019.

4.	Packaging, Materials and Equipment Supply Agreement, by and between Lessee and Bunzl/Coolpack.

Schedule 2.39

Schedule 2.40

Excluded Property

1.	All of Lessee’s Crop Inventory.

2.	All of Lessee’s Materials Inventory, including but not limited to:

a.	packing supplies and materials;

b.	fertilizer products and growing aids;

c.	chemicals/pesticides and related materials;

d.	liquid CO2 and related materials;

e.	growing supplies and related materials including but not limited to cocoa bags, hooks, clips, and harvesting knives;

f.	unfinished and finished goods inventory; and

g.	pallets, totes and related materials.

3.	Lessee Intangibles:

a.	All customers, customer vendor numbers, online customer portals and i-trade accounts and related customer assets;

b.	Lessee site food safety certifications and related policies;

c.	Certifications not in the name of Lessee (i.e., pesticide applicator and similar licenses held by individuals);

d.	All Equitable Food Initiative certifications in the name of Lessee; and

e.	Site health and safety certifications in the name of Lessee.

4.	Flow Wrap Machine, which is the property of Trophy Produce, to be returned to such party prior to the expiration of the License Agreement.

5.	Lessee Cash, Accounts Receivable, Income Tax Receivables, Grant Receivables, Prepaids, Deposits, Intercompany Balances, Deferred Tax Assets, Investments in other affiliates.

6.	All prepaids, refunds, deposits, insurance refunds, tax refunds and other amounts due Lessee of any kind.

7.	All books and records of Lessee.

8.	All bank accounts of Lessee.

Schedule 2.40

9.	All trade names, logos, domain names and phone numbers related to Houweling US Holdings, Inc., Lessee, and their affiliates.

10.	Box erector machines owned by Quality Packing Supplies.

11.	Lessee IT Assets list sent to Graham Farrar send on March 25, 2021 and identified as “keep.”

12.	Leased top seal packing equipment, including Proseal and GT2e machines.

13.	Check scanner.

14.	All actual and implied produce sales contracts of Lessee.

15.	All supplier relationships of Lessee.

Schedule 2.40

Schedule 2.56

Leases

1.	The Master Lease.

2.	The Ground Lease.

Schedule 2.56

Schedule 2.72

Permitted Liens

None.

Schedule 2.72

Schedule 7.1.2

Consents

1.	The consent of Southern California Edison Company is required to assign the PPA, the GIA, and the Rule 21 GIA from Lessee to Purchaser.

2.	The consent of California Independent System Operator Corporation is required to assign the Meter Service Agreement and the QF Agreement from Lessee to Purchaser.

3.	The consent of Penn Power Group, LLC (d/b/a Western Energy Systems) is required to assign the LTSA from Lessee to Purchaser.

4.	The Los Angeles Regional Water Quality Control Board permit for the site requires thirty (30) days’ advance notice to the Board prior to transferring ownership of the permit.

5.	The Stationary Source Permits to Operate require the consent of the Ventura County Air Pollution Control District following the transfer of ownership of the permit. Such consent will not be obtained prior to the Closing Date.

Schedule 7.1.2

Schedule 7.1.6

Proceedings

Seller has received communication, most recently as December 22, 2020, from a relative of Cornelius (Casey) Houweling, alleging wrongdoing in the business dealings between the relative and Cornelius (Casey) Houweling.

Schedule 7.1.6

Schedule 7.1.9

Compliance with Law

1.	That certain Notice of Violation dated May 12, 2014, and issued by Ventura County with respect to Conditional Use Permit No. LU06-0126.

2.	Any violation identified in the self-disclosure submittal filed with Ventura County Resource Management Agency under docket number WCO – C20-000036.

3.	California Integrated Water Quality System violations identified by Purchaser on March 26, 2021, which Seller and Lessee are still investigating as of the Effective Date.

Schedule 7.1.9

Schedule 7.1.16

Tax Proceedings

Property tax appeals for the 2019, 2020, and Base Year tax years have been filed with Ventura County.

Schedule 7.1.16